SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the Quarter Ended September 30, 2013 and Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Interim Financial Information

September 30, 2013

 (In thousands of Brazilian Reais)

Contents
Management Report	01
Independent Auditor’s Report on Review of Interim Financial Information	08

Capital	10

Individual Interim Financial Information for the nine-month Period Ended September 30, 2013

Balance Sheets	11
Statements of Profit or Loss	13
Statements of Comprehensive Income	14
Statements of Cash Flows	15
Statements of Changes in Equity	16
Statements of Value Added	18

Consolidated Interim Financial Information for the nine-month Period Ended September 30, 2013

Balance Sheets	19
Statements of Profit or Loss	21
Statements of Comprehensive Income	22
Statements of Cash Flows	23
Statements of Changes in Equity	24
Statements of Value Added	26

Notes to the Interim Financial Information	27

MESSAGE FROM MANAGEMENT

GOL posted operating income (EBIT) of R$37 million in 3Q13, a R$238 million improvement over 3Q12, accompanied by a margin of 1.7%, up by 12 percentage points. This increase was achieved despite the 13% average period depreciation of the Real against the Dollar and the highest jet fuel price in the Company’s history.

In the first nine months, revenue grew by R$244 million despite the 9.7% reduction in domestic seat supply, resulting in a positive 1.7% operating margin.  We also reduced operating costs by around R$407 million in the period.

This upturn in revenue was achieved thanks to the Company's strategy of continuously managing PRASK, combining business travelers, who seek flexibility, punctuality and last-minute competitive fares, with passengers who plan their trips well ahead of time, typically for leisure, and look for lower fares.  Consequently, our PRASK grew by 21.1% in 3Q13 and by 14.6% year-to-date.

The leadership in punctuality was maintained in the first nine months. In 2013, we were the company which registered the smallest percentage of delays, just 5.6%. In order to achieve this, we have been continuously improving our passengers’ check-in experience. Remote check-in already accounts for more than 60% of the total at those airports most used by business flyers. We implemented the “fast travel” concept to reduce boarding times and launched a new airport visual identity, aiming to simplify and clarify communications at the check-in counters and in stores. This new identity is already present at the Congonhas, Confins, Santos Dumont and Brasília airports, among others.

In addition, in November we launched a new seat configuration in airplanes, offering the GOL+, a new product exclusive to the Rio-São Paulo shuttle which provides a unique flying experience. With these changes, GOL will have the greatest offer of A-seal seats (an ANAC classification standard) on the shuttle route. All this in order to serve our passengers better every time and become an even more efficient company.

The Company is maintaining its commitment to high liquidity, crucial in times of high macroeconomic volatility. We closed September with a cash position of R$2.9 billion, or 35.1% of LTM net revenue. In 9M13 we also paid debt of around R$346 million, reducing the Company’s financial cost.

Our leverage ratio continues to decline due to the recovery of operating margins and the EBITDAR recomposition, thereby further strengthening our balance sheet. This quarter, the adjusted gross revenue/ LTM EBITDAR ratio fell by 30% over 2Q13. This downward trend should continue until the end of the year, thanks to prospects of a positive operating result in the period.

Our Smiles loyalty program has also become increasingly strong. In September, it launched Clube Smiles and in October it entered into an investment agreement with Netpoints, a loyalty company specializing in retail, with the purpose of increasing the program’s exposure to this segment and fueling its growth.

The ongoing monitoring of macroeconomic and market conditions as well as the speed of the Company’s response and decision-making, have led to an improvement in operating and financial indicators in the quarter. In 2014, we expect a scenario of stable supply in the Brazilian domestic market, with variation close to 0%, as we believe the Company is close to its appropriate size given the current economic scenario.

The Company is reaffirming its commitment to obtaining an operating margin of between 1% and 3% in 2013.

Once again, we would like to thank our Team of Eagles for their hard work, motivation and commitment.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Aviation Market: Industry

Operating Data	3Q13	3Q12%		9M13	9M12%

Total System
ASK (million)	38,318	38,313	0.0%	113,373	114,777	-1.2%
RPK (million)	29,689	29,610	0.3%	85,568	84,819	0.9%
Load Factor	77.5%	77.3%	0.2 p.p.	75.5%	73.9%	1.6 p.p.
Domestic Market
ASK (million)	29,521	30,008	-1.6%	86,218	90,223	-4.4%
RPK (million)	22,673	22,801	-0.6%	64,862	64,963	-0.2%
Load Factor	76.8%	76.0%	0.8 p.p.	75.2%	72.0%	3.2 p.p.
International Market
ASK (million)	8,797	8,305	5.9%	27,155	24,554	10.6%
RPK (million)	7,016	6,809	3.0%	20,706	19,856	4.3%
Load Factor	79.8%	82.0%	-2.2 p.p.	76.3%	80.9%	-4.6 p.p.

    National Civil Aviation Agency (ANAC) figures

In 3Q13, the aviation industry’s supply remained flat over 3Q12, while demand grew by 0.3%. Consequently, the load factor reached 77.5%, a 0.2 percentage point year-over-year upturn. In year-to-date terms, supply declined by 1.2%, while demand grew by 0.9% and the load factor stood at 75.5%, 1.6 percentage points higher than in 9M12.

Domestic supply fell by 1.6% over 3Q12, while demand declined by 0.6%. The domestic load factor grew by 0.8 percentage points, fueled by the reduction in supply. In 9M13, domestic supply decreased by 4.4% and demand remained flat in relation to 9M12, while the load factor increased by 3.2 percentage points.

Aviation Market: GOL

Operating Data	3Q13	3Q12%		9M13	9M12%

Total System
ASK (million)	12,446.6	12,996.3	-4.2%	36,954.5	39,490.7	-6.4%
RPK (million)	8,658.8	9,586.1	-9.7%	25,198.9	27,786.8	-9.3%
Load Factor	69.6%	73.8%	-4.2 p.p.	68.2%	70.4%	-2.2 p.p.
Domestic Market
ASK (million)	11,049.4	11,885.4	-7.0%	32,816.6	36,334.8	-9.7%
RPK (million)	7,761.2	8,826.0	-12.1%	22,675.6	25,709.0	-11.8%
Load Factor	70.2%	74.3%	-4.1 p.p.	69.1%	70.8%	-1.7 p.p.
International Market
ASK (million)	1,397.2	1,111.0	25.8%	4,138.0	3,155.9	31.1%
RPK (million)	897.6	760.1	18.1%	2,523.3	2,077.8	21.4%
Load Factor	64.2%	68.4%	-4.2 p.p.	61.0%	65.8%	-4.9 p.p.

      ( * ) Figures for July 2013 are preliminary; National Civil Aviation Agency (ANAC) figures for other periods.

Domestic Market

In line with its capacity adjustment process, in 3Q13 GOL’s domestic supply declined by 7.0% over 3Q12, giving a year-to-date downturn of 9.7%.

Domestic demand fell by 12.1% in the quarter, mainly as a result of the supply reduction. Consequently, the domestic load factor came to 70.2%, 4.1 percentage points lower than in 3Q12.

International Market

In 3Q13, international market supply moved up by 25.8% over the same period last year, mainly due to the new flights to Santo Domingo, Miami and Orlando launched at the end of 2012. In year-to-date terms, international supply increased by 31.1%. GOL continues focused on assessing potential new markets.

The upturn in supply in 3Q13 contributed to the 18.1% increase in international demand. As a result, the international load factor stood at 64.2% in the quarter, 4.2 percentage points down on 3Q12. The increased representativeness of the flights to Santo Domingo, where around 85% of our seats are available for sale on our 737-800 NG aircraft, reduces our load factor indicator. In accordance with ANAC’s methodology, the load factor is calculated over the aircraft’s total capacity.

PRASK, RASK and Yield

In 3Q13, yield grew by 28.4% year-over-year, due to the Company’s strategy of attracting more high-value passengers, who prioritize flexibility, punctuality and last-minute competitive fares. As a result, PRASK and RASK moved up by 21.1% and 17.1%, respectively. In the coming months, we expect lower PRASK and yield growth, due to the strong comparative base in the same period last year.

The graph below shows that PRASK growth has outpaced the reduction in supply.

Annual Variation in PRASK and Domestic ASK*

(*) Company Figures for July 2013; National Civil Aviation Agency (ANAC) figures for other periods.

Key Operating Indicators

Operating and Financial Indicators	3Q13	3Q12	Chg. %	9M13	9M12	Chg. %
RPK Total (million)	8,659	9,586	-9.7%	25,199	27,787	-9.3%
ASK Total (million)	12,447	12,996	-4.2%	36,955	39,490	-6.4%
Total Load Factor	69.6%	73.8%	-4.2 p.p.	68.2%	70.4%	-2.2 p.p.
Break-Even Load Factor (BELF)	68.4%	81.2%	-12.8 p.p.	67.1%	76.8%	-9.8 p.p.
Revenue Passengers - Pax on Board (’000)	9,028	10,416	-13.3%	26,298	29,852	-11.9%
Aircraft Utilization (Block Hours/Day)	11.8	12.1	-2.4%	11.7	12.2	-4.0%
Departures	79,510	88,109	-9.8%	236,137	267,021	-11.6%
Average Stage Length (km)	894	868	3.1%	897	874	2.6%
Average Number of Operating Aircraft	120	131	-8.7%	121	133	-9.2%
Fuel consumption (million liters)	376	417	-9.9%	1,121	1,266	-11.5%
Employees at period end	16,209	18,356	-11.7%	16,209	18,356	-11.7%
YIELD net (R$ cents)	23.58	18.37	28.4%	22.50	19.03	18.3%
Passenger Revenue per ASK net (R$ cents)	16.41	13.55	21.1%	15.35	13.39	14.6%
RASK net (R$ cents)	17.92	15.30	17.1%	16.85	15.15	11.2%
CASK (R$ cents)	17.62	16.85	4.6%	16.57	16.54	0.2%
CASK ex-fuel (R$ cents)	10.28	9.63	6.7%	9.43	9.43	0.0%
Average Exchange Rate¹	2.29	2.03	12.8%	2.12	1.92	10.5%
End of period Exchange Rate¹	2.23	2.03	9.8%	2.23	2.03	9.8%
WTI (avg. per barrel, US$)²	105.82	92.20	14.8%	98.17	96.16	2.1%
Price per liter Fuel(R$)	2.43	2.25	8.3%	2.35	2.22	6.1%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)³	0.78	0.79	-1.4%	0.77	0.78	-1.0%

1.     Source: Banco Central;

2.     Bloomberg;

3.     Fuel expenses/liters consumed

Financial Debt Amortization Schedule (R$ million)

Year	Debt in R$ million	% Total	% Real	%USD
2013	58	1.7%	61.2%	38.8%
2014	125	3.7%	59.9%	40.1%
2015	677	19.9%	99.7%	0.3%
2016	258	7.6%	100.0%	0.0%
2017	725	21.3%	35.4%	64.6%
After 2017	1,116	32.8%	0.1%	99.9%
No Maturity	446	13.1%	0.0%	100.0%
Total	3,405	100.0%	37.8%	62.2%

GOL’s loans and financing amortization profile, excluding interest and financial leasing, shows that the Company remains committed to reducing its short-term financial obligations, as can be seen from the position on September 30, 2013.

                Main Financial Ratios

Financial Ratios	3Q13	3Q12	Chg. %	2Q13	Chg. %
% of foreign currency debt (balance sheet)	76.2%	69.8%	+6.4 p.p.	76.6%	-0.5 p.p.
Cash and Equivalents as % of LTM Net Revenues	35.1%	22.9%	+12.2 p.p.	34.1%	+1.0 p.p.
Net Debt (R$ million)	2,574.2	3,380.2	-23.8%	2,827.4	-9.0%
Gross Debt (R$ million)	5,504.9	5,259.4	4.7%	5,594.5	-1.6%
Gross Adjusted Debt (R$ million)	10,104.2	9,692.3	4.2%	10,148.7	-0.4%
Net Adjusted Debt (R$ million)	7,173.4	7,813.1	-8.2%	7,381.6	-2.8%
Gross Adjusted Debt / EBITDAR (LTM)	10.9x	17.7x	-6.8 x	15.5x	-4.7x
Net Adjusted Debt / EBITDAR (LTM)	7.7x	14.3x	-6.6 x	11.3x	-3.6x
Net Financial Commitments / EBITDAR (LTM)	6.0x	11.1x	-5.1 x	9.2x	-3.2x

1-       Financial commitments (gross debt + operational leasing contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term financial investments);

2-         Gross debt + LTM operational leasing expenses x 7;

3-       Adjusted gross debt less cash, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

Operational Fleet

The Company closed the quarter with an operational fleet of 140 Boeing 737-700 and 800 NG aircraft with an average age of 7.2 years, and a total fleet of 149 aircraft.

Period End Fleet	3Q13	3Q12	Chg.	2Q13	Chg.
737-700	36	42	-6	37	-1
737-800	104	85	19	98	6
Total Operational	140	127	13	135	5
737-300*	8	20	-12	9	-1
767-300/200*	1	3	-2	1	0
Total Non-Operational	9	23	-14	10	-1
Total	149	150	-1	145	4

  * Aircraft not in GOL’s operations (Non-operational)

In 3Q13, the Company took delivery of six aircraft under operating lease contracts and returned one aircraft under an operating lease contract. In the first nine months, the Company also sub-leased five aircraft to Transavia Airlines, permitting greater seat supply flexibility, in line with the seasonality of the Brazilian and European markets.

The Company currently has eight B737-300s, five of these in the process of sale negotiations and the other three to be returned to the lessors by the end of the current year. In the first nine months of 2013, GOL returned 10 of these aircraft, one of which in September.

The Company leases its fleet through a combination of finance and operating leases. Out of the total of 141 aircraft, excluding Webjet’s, 95 were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

On September 30, 2013, the Company had 140 firm aircraft acquisition orders with Boeing, totaling around R$34.4 billion, excluding contractual discounts.

Aircraft Commitments (R$ million)	2013	2014	2015	2016	>2016	Total
Aircraft Commitments*	186.1	1,680.5	1,668.8	1,736.3	29,122.5	34,394.3

  * Considers the list price of the aircraft

Also on September 30, 2013, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery payments, which will be disbursed as per the table below:

Pre-Delivery Payments (R$ million)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Payments	35.1	226.2	323.4	140.9	3,830.4	4,556.1

The portion financed through long-term loans by U.S. Exim Bank with aircraft guarantees accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140

Capex

GOL invested around R$188 million in 3Q13,  28% of which in the acquisition of aircraft (pre-delivery payments); around 71% in aircraft parts, reconfigurations and improvements; and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above include only additions to fixed assets (excluding divestments, write-offs and the reimbursement of aircraft pre-delivery deposits), and do not include additions related to the entry of aircraft under finance leases due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation.

For more information on fixed assets, see note 17 to the financial statements.

Financial Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

The Company is maintaining its 2013 operating margin guidance at between 1% and 3%, as announced at the beginning of the year.

2013 Guidance	From	To	Real 9M13
Brazilian GDP Growth	2.0%	2.5%	N.D.
Annual Change in RASK	= or > 10%		11.2%
Annual Change in Domestic Supply (ASK)	Around -9%		-9.7%
CASK ex-fuel (R$ cents)	10.0	9.5	9.43
Average Exchange Rate (R$/US$)	2.20	2.10	2.12
Jet Fuel Price (QAV)*	2.48	2.38	2.35
Operating Margin (EBIT)	1%	3%	1.7%

(*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

For 2014, GOL expects domestic supply to remain stable, with variation close to 0% in relation to 2013. We understand that the Company is close to its appropriate size given the current economic scenario.

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2013, which comprises the statement of financial position as of September 30, 2013 and the related statements of operations and comprehensive income for the three and nine-month periods then ended and statements of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the interim statements of value added (“DVA”), individual and consolidated, for the nine-month period ended September 30, 2013, prepared under the responsibility of Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 11, 2013

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of shares	Current Quarter
09/30/2013
Paid-in capital	143,858,204
Preferred	135,003,122
Total	278,861,326
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2013	Prior Year 12/31/2012
1	Total assets	2,387,269	2,754,027
1.01	Current assets	408,149	447,888
1.01.01	Cash and cash equivalents	394,527	247,145
1.01.02	Short-term investments	2,539	176,413
1.01.06	Recoverable taxes	10,353	6,693
1.01.07	Prepaid expenses	723	312
1.01.08	Other current assets	7	17,325
1.01.08.01	Non-current assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Other	-	17,318
1.02	Noncurrent assets	1,979,120	2,306,139
1.02.01	Long-term assets	161,414	634,473
1.02.01.06	Deferred taxes	72,243	81,406
1.02.01.08	Related-party transactions	51,396	534,262
1.02.01.08.04	Others related-party transactions	51,396	534,262
1.02.01.09	Other noncurrent assets	37,775	18,805
1.02.01.09.03	Deposits	17,412	18,548
1.02.01.09.04	Restricted cash	20,363	257
1.02.02	Investments	970,860	779,168
1.02.03	Property, plant and equipment	846,846	892,498

Individual Financial Statements / Statement of Financial Position – Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2013	Prior Year 12/31/2012
2	Total liabilities	2,387,269	2,754,027
2.01	Current liabilities	63,911	48,557
2.01.01	Salaries, wages and benefits	1,301	590
2.01.01.02	Salaries, wages and benefits	1,301	590
2.01.02	Suppliers	1,778	46
2.01.03	Taxes payable	788	5,443
2.01.04	Short-term debt	38,527	41,980
2.01.05	Other liabilities	20,671	498
2.01.05.02	Other	20,671	498
2.01.05.02.04	Other liabilities	1,113	498
2.01.05.02.05	Derivatives transactions	19,558	-
2.01.06	Provisions	846	-
2.02	Noncurrent liabilities	1,688,987	1,972,642
2.02.01	Long-term debt	1,571,688	1,469,729
2.02.02	Other liabilities	117,299	502,913
2.02.02.01	Liabilities with related-party transactions	108,359	493,918
2.02.02.02	Other	8,940	8,995
2.02.02.02.03	Taxes payable	8,940	8,995
2.03	Shareholder’s equity	634,371	732,828
2.03.01	Capital	2,469,623	2,467,738
2.03.01.01	Issued capital	2,501,574	2,499,689
2.03.01.02	Cost on issued shares	(31,951)	(31,951)
2.03.02	Capital reserves	113,696	105,478
2.03.02.01	Premium on issue of shares	32,387	32,200
2.03.02.02	Special reserve	29,187	29,187
2.03.02.05	Treasury shares	(32,116)	(35,164)
2.03.02.07	Share-based payments	84,238	79,255
2.03.05	Accumulated losses	(2,520,574)	(1,771,806)
2.03.06	Equity valuation adjustments	571,626	(68,582)
2.03.06.01	Other comprehensive income	(39,416)	(68,582)
2.03.06.02	Change in equity through Public Offer	611,042	-

Individual Financial Statements / Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
3.04	Operating expenses/income	(202,224)	(558,236)	(285,637)	(890,644)
3.04.02	General and administrative expenses	(6,976)	(16,966)	(4,595)	(15,205)
3.04.04	Other operating income	42,426	109,128	4,655	11,398
3.04.06	Equity in subsidiaries	(237,674)	(650,398)	(285,697)	(886,837)
3.05	Income before income taxes and financial income/expenses	(202,224)	(558,236)	(285,637)	(890,644)
3.06	Financial income/expenses	(21,091)	(187,050)	(23,417)	(169,148)
3.06.01	Financial income	6,102	17,350	5,355	36,524
3.06.01.01	Financial income	6,102	17,350	5,355	36,524
3.06.02	Financial expenses	(27,193)	(204,400)	(28,772)	(205,672)
3.06.02.01	Financial expenses	(50,393)	(133,946)	(28,756)	(106,211)
3.06.02.02	Exchange variation, net	23,200	(70,454)	(16)	(99,461)
3.07	Loss before income taxes	(223,315)	(745,286)	(309,054)	(1,059,792)
3.08	Income tax	(642)	(3,482)	(298)	(6,041)
3.08.01	Current	(1,423)	(3,408)	(277)	(4,293)
3.08.02	Deferred	781	(74)	(21)	(1,748)
3.09	Loss from continuing operations, net	(223,957)	(748,768)	(309,352)	(1,065,833)
3.11	Loss for the period	(223,957)	(748,768)	(309,352)	(1,065,833)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
4.01	Loss for the period, net	(223,957)	(748,768)	(309,352)	(1,065,833)
4.02	Other comprehensive income	(130)	29,166	(5,366)	23,853
4.02.02	Cash flow hedges	(197)	44,191	(8,129)	36,141
4.02.03	Tax effect	67	(15,025)	2,763	(12,288)
4.03	Comprehensive loss for the period	(224,087)	(719,602)	(314,718)	(1,041,980)

Individual Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	07/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012
6.01	Net cash used in operating activities	258,226	(223,688)
6.01.01	Cash flows from operating activities	784,385	934,653
6.01.01.01	Depreciation and amortization	-	67
6.01.01.02	Deferred taxes	74	1,748
6.01.01.03	Equity in subsidiaries	650,398	886,837
6.01.01.04	Shared-based payments	4,295	10,973
6.01.01.05	Exchange and monetary variations, net	117,366	77,790
6.01.01.06	Interests on loans, net	99,457	79,607
6.01.01.08	Interests paid	(103,355)	(92,447)
6.01.01.09	Income tax paid	(3,408)	(4,293)
6.01.01.10	Unrealized results of hedge, net of taxes	19,558	-
6.01.01.12	Provision for aicraft return	-	(25,629)
6.01.02	Changes assets and liabilities	222,609	(92,508)
6.01.02.01	Deposits	1,136	(4,933)
6.01.02.02	Prepaid expenses and recoverable taxes	5,864	(290)
6.01.02.04	Tax obligations	(1,302)	2,176
6.01.02.07	Other obligations	2,010	1,859
6.01.02.08	Suppliers	1,732	(5,614)
6.01.02.11	Others assets	17,318	-
6.01.02.12	Financial applications used for trading	173,874	(85,706)
6.01.02.13	Salaries, wages and benefits	711	-
6.01.02.14	Dividends and interest on capital through subsidiary	21,266	-
6.01.03	Other	(748,768)	(1,065,833)
6.01.03.01	Net loss for the period	(748,768)	(1,065,833)
6.02	Net cash generated by (used in) investing activities	284,595	(150,648)
6.02.02	Restricted cash	(20,106)	(1,213)
6.02.04	Property, plant and equipment	45,653	(149,435)
6.02.05	Advance for future capital increase	(223,818)	-
6.02.06	Credit with related parties	482,866	-
6.03	Net cash generated by (used in) financing activities	(395,439)	256,820
6.03.03	Credit with related parties	(385,559)	299,318
6.03.04	Capital increase	1,885	579
6.03.06	Payments of loans and leases	(15,000)	(43,077)
6.03.07	Disposal of treasury shares	3,235	-
6.05	Net increase (decrease) in cash and cash equivalents	147,382	(117,516)
6.05.01	Cash and cash equivalents at beginning of the period	247,145	232,385
6.05.02	Cash and cash equivalents at end of the period	394,527	114,869

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 09/30/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders capital transactions	1,885	619,260	-	-	621,145
5.04.08	Share-based payments	1,885	4,983	-	-	6,868
5.04.09	Treasury shares sold	-	3,235	-	-	3,235
5.04.10	Change on equity through IPO	-	611,042	-	-	611,042
5.05	Total comprehensive income (loss)	-	-	(748,768)	29,166	(719,602)
5.05.01	Accumulated losses	-	-	(748,768)	-	(748,768)
5.05.02	Other comprehensive income	-	-	-	29,166	29,166
5.05.02.07	Other comprehensive results, net	-	-	-	29,166	29,166
5.07	Closing balance	2,469,623	724,738	(2,520,574)	(39,416)	634,371

Individual Financial Statements / Statement of Changes in Equity – From 01/01/2012 to 09/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,284,549	260,098	(259,468)	(79,268)	2,205,911
5.03	Adjusted balance	2,284,549	260,098	(259,468)	(79,268)	2,205,911
5.04	Shareholders capital transactions	183,189	(171,637)	-	-	11,552
5.04.08	Share-based payments	-	10,973	-	-	10,973
5.04.10	Subscription of Capital on August 13, 2012	183,189	(183,189)	-	-	-
5.04.11	Advances for future capital increase	-	579	-	-	579
5.05	Total comprehensive income (loss)	-	-	(1,065,833)	23,853	(1,041,980)
5.05.01	Accumulated losses	-	-	(1,065,833)	23,853	(1,041,980)
5.07	Closing balance	2,467,738	88,461	(1,325,301)	(55,415)	1,175,483

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 09/30/2013	01/01/2012 to 09/30/2012
7.01	Revenues	109,128	11,398
7.01.02	Other income	109,128	11,398
7.01.02.01	Other income operation	109,128	11,398
7.02	Acquired from third parties	(10,715)	(1,585)
7.02.02	Materials, energy, third-party services and other	(10,715)	(1,585)
7.03	Gross value added	98,413	9,813
7.04	Retentions	-	(67)
7.04.01	Depreciation, amortization and exhaustion	-	(67)
7.05	Added value produced	98,413	9,746
7.06	Value added received in transfer	(633,048)	(850,313)
7.06.01	Equity in subsidiaries	(650,398)	(886,837)
7.06.02	Finance income	17,350	36,524
7.07	Total wealth for distribution (distributed)	(534,635)	(840,567)
7.08	Wealth for distribution (distributed)	(534,635)	(840,567)
7.08.01	Employees	5,822	12,160
7.08.02	Taxes	3,911	7,434
7.08.03	Third party capital remuneration	204,400	205,672
7.08.03.03	Other	204,400	205,672
7.08.03.03.02	Financiers	204,400	205,672
7.08.04	Return on own capital	(748,768)	(1,065,833)
7.08.04.03	Loss for the period	(748,768)	(1,065,833)

Consolidated Financial Statements / Statement of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2013	Prior Year 12/31/2012
1	Total assets	10,397,870	9,027,098
1.01	Current assets	3,501,759	2,087,983
1.01.01	Cash and cash equivalents	1,629,300	775,551
1.01.02	Short-term investments	1,117,137	585,035
1.01.02.01	Short-term investments fair value	1,117,137	585,035
1.01.02.01.03	Restrictive cash	161,869	7
1.01.02.01.04	Short-term investments	955,268	585,028
1.01.03	Trade receivables	368,947	325,665
1.01.04	Inventories	135,342	138,039
1.01.06	Recoverable taxes	92,902	110,999
1.01.07	Prepaid expenses	83,739	62,328
1.01.08	Other current assets	74,392	90,366
1.01.08.01	Other non-current assets	4,817	2,575
1.01.08.01.02	Deposits	4,817	2,575
1.01.08.03	Others	69,575	87,791
1.01.08.03.03	Other credits	51,399	68,921
1.01.08.03.04	Derivatives operation	11,504	10,696
1.01.08.03.05	Assets held for sale	6,672	8,174
1.02	Noncurrent assets	6,896,111	6,939,115
1.02.01	Long-term assets	1,396,662	1,353,385
1.02.01.06	Deferred and recoverable taxes	394,715	433,353
1.02.01.07	Prepaid expenses	28,596	35,456
1.02.01.09	Other noncurrent assets	973,351	884,576
1.02.01.09.03	Restricted cash	184,303	224,517
1.02.01.09.04	Deposits	782,923	654,621
1.02.01.09.05	Other credits	6,125	5,438
1.02.03	Property, plant and equipment	3,814,079	3,885,799
1.02.04	Intangible	1,685,370	1,699,931
1.02.04.01	Intangible	1,685,370	1,699,931

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2013	Prior Year 12/31/2012
2	Total liabilities	10,397,870	9,027,098
2.01	Current liabilities	3,367,279	4,061,693
2.01.01	Salaries, wages and benefits	227,705	207,518
2.01.01.02	Salaries, wages and benefits	227,705	207,518
2.01.02	Suppliers	434,665	480,185
2.01.03	Taxes payable	68,462	73,299
2.01.04	Short-term debt	450,162	1,719,625
2.01.05	Other liabilities	2,036,909	1,401,116
2.01.05.02	Others	2,036,909	1,401,116
2.01.05.02.04	Tax and landing fees	236,620	240,739
2.01.05.02.05	Advance ticket sales	1,209,459	823,190
2.01.05.02.06	Customer loyalty programs	165,718	124,905
2.01.05.02.07	Advances from customers	249,148	93,595
2.01.05.02.08	Other liabilities	148,311	61,935
2.01.05.02.09	Liabilities from derivative transactions	27,653	56,752
2.01.06	Provisions	149,376	179,950
2.02	Noncurrent liabilities	5,883,273	4,232,577
2.02.01	Long-term debt	5,054,734	3,471,550
2.02.02	Other liabilities	546,916	461,147
2.02.02.02	Others	546,916	461,147
2.02.02.02.03	Customer loyalty programs	451,516	364,307
2.02.02.02.04	Advances from customers	16,991	-
2.02.02.02.05	Tax obligations	54,602	47,597
2.02.02.02.06	Other liabilities	23,807	49,243
2.02.04	Provisions	281,623	299,880
2.03	Consolidated equity	1,147,318	732,828
2.03.01	Capital	2,356,295	2,354,410
2.03.01.01	Issued capital	2,501,574	2,499,689
2.03.01.02	Cost on issued shares	(145,279)	(145,279)
2.03.02	Capital reserves	113,696	105,478
2.03.02.01	Premium on issue of shares	32,387	32,200
2.03.02.02	Special reserve	29,187	29,187
2.03.02.05	Treasury shares	(32,116)	(35,164)
2.03.02.07	Share-based payments	84,238	79,255
2.03.05	Accumulated losses	(2,407,246)	(1,658,478)
2.03.06	Equity valuation adjustments	571,626	(68,582)
2.03.06.01	Other comprehensive income	(39,416)	(68,582)
2.03.06.02	Change on equity through Public Offer	611,042	-
2.03.09	Participation of non-controlling shareholders	512,947	-

Consolidated Financial Statements /Statements of Profit or Loss

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
3.01	Sales and services revenue	2,230,501	6,228,002	1,987,338	5,984,064
3.01.01	Passenger	2,042,142	5,670,810	1,760,050	5,286,304
3.01.02	Cargo and other	188,359	557,192	227,288	697,760
3.02	Cost of sales and services	(1,896,698)	(5,373,167)	(1,923,583)	(5,765,699)
3.03	Gross profit (loss)	333,803	854,835	63,755	218,365
3.04	Operating expenses/income	(296,768)	(751,703)	(264,411)	(766,405)
3.04.01	Selling expenses	(176,871)	(483,655)	(155,844)	(455,182)
3.04.01.01	Marketing expenses	(176,871)	(483,655)	(155,844)	(455,182)
3.04.02	General and administrative expenses	(162,323)	(377,176)	(113,222)	(322,621)
3.04.04	Other operating income	42,426	109,128	4,655	11,398
3.05	Income before income taxes and financial income/expenses	37,035	103,132	(200,656)	(548,040)
3.06	Financial income/expenses	(186,786)	(718,693)	(77,716)	(551,255)
3.06.01	Financial income	202,535	382,743	89,084	301,067
3.06.01.01	Financial income	202,535	382,743	89,084	301,067
3.06.02	Financial expenses	(389,321)	(1,101,436)	(166,800)	(852,322)
3.06.02.01	Exchange variation, net	(24,848)	(299,379)	(6,301)	(266,442)
3.06.02.02	Financial expenses	(364,473)	(802,057)	(166,800)	(852,322)
3.07	Loss before income taxes	(149,751)	(615,561)	(278,372)	(1,099,295)
3.08	Income tax (expenses)	(47,290)	(89,724)	(30,980)	33,462
3.08.01	Current	(27,735)	(56,107)	(597)	(5,192)
3.08.02	Deferred	(19,555)	(33,617)	(30,383)	38,654
3.09	Loss from continuing operations	(197,041)	(705,285)	(309,352)	(1,065,833)
3.11	Loss for the period	(197,041)	(705,285)	(309,352)	(1,065,833)
3.11.01	Attributable to shareholders of the Company	(223,957)	(748,768)	(309,352)	(1,065,833)
3.11.02	Attributable to non-controlling shareholders of the Company	26,916	43,483	-	-

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
4.01	Loss for the period	(197,041)	(705,285)	(309,352)	(1,065,833)
4.02	Other comprehensive income	(130)	29,166	(5,366)	23,853
4.02.01	Cash flow hedges	(197)	44,191	(8,129)	36,141
4.02.02	Tax effect	67	(15,025)	2,763	(12,288)
4.03	Comprehensive loss for the period	(197,171)	(676,119)	(314,718)	(1,041,980)
4.03.01	Attributable to shareholders of the Company	(224,087)	(719,602)	(314,718)	(1,041,980)
4.03.02	Attributable to non-controlling shareholders	26,916	43,483	-	-

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 09/30/2013	01/01/2012 to 09/30/2012
6.01	Net cash provided by operating activities	156,093	315,903
6.01.01	Cash flows from operating activities	1,224,177	1,023,004
6.01.01.01	Depreciation and amortization	380,465	372,159
6.01.01.02	Allowance for doubtful accounts	22,133	4,029
6.01.01.03	Provisions for judicial deposits	12,370	10,792
6.01.01.05	Reversion for inventory obsolescence	(8,846)	(364)
6.01.01.06	Deferred taxes	33,617	(38,654)
6.01.01.07	Shared-based payments	4,983	10,973
6.01.01.08	Exchange and monetary variations, net	382,801	290,526
6.01.01.09	Interest on loans	202,833	181,111
6.01.01.10	Unrealized hedge income	47,925	13,658
6.01.01.14	Mileage program	128,022	155,902
6.01.01.15	Write-off property, plant and equipment and intangible assets	7,793	55,606
6.01.01.16	Profit share plan provision	10,081	-
6.01.01.17	Provisions	-	(25,629)
6.01.01.18	Impairment losses	-	(7,105)
6.01.02	Changes in assets and liabilities	(362,799)	358,732
6.01.02.01	Accounts receivable	(65,415)	(30,873)
6.01.02.02	Inventories	11,543	(1,211)
6.01.02.03	Deposits	(82,682)	40,776
6.01.02.04	Prepaid expenses, insurance and recovery taxes	28,731	86,577
6.01.02.05	Other assets	16,027	3,770
6.01.02.06	Suppliers	(45,520)	86,865
6.01.02.07	Advance ticket sales	386,269	111,714
6.01.02.08	Advances from customers	172,544	(24,773)
6.01.02.09	Salaries, wages and benefits	10,106	11,914
6.01.02.10	Sales tax and landing fees	(4,119)	81,628
6.01.02.11	Taxes payable	36,253	(79,320)
6.01.02.12	Provisions	(198,577)	2,554
6.01.02.14	Interests paid	(242,764)	(248,079)
6.01.02.15	Income tax paid	(44,090)	(5,192)
6.01.02.18	Other liabilities	61,969	(26,041)
6.01.02.19	Obligations with derivative operations	(32,834)	(24,046)
6.01.02.20	Financial aplications used for trading	(370,240)	372,469
6.01.03	Others	(705,285)	(1,065,833)
6.01.03.01	Loss for the period, net	(705,285)	(1,065,833)
6.02	Net cash used in investing activities	(246,154)	(518.843)
6.02.02	Restricted cash	(121,648)	(57,347)
6.02.04	Intangible	(15,740)	(16,540)
6.02.05	Property, plant and equipment	(108,766)	(444,956)
6.03	Net cash generated by financing activities	967,895	24,561
6.03.02	Loan funding	397,725	304,663
6.03.03	Loan payment	(345,720)	(280,681)
6.03.04	Capital increase	1,885	579
6.03.05	Dividends and interest on capital paid through subsidiary	(15,850)	-
6.03.06	Payments of financial leases	(169,333)	-
6.03.07	Disposal of treasury shares	3,235	-
6.03.08	Capital increase in subsidiary	1,095,953	-
6.04	Exchange variation on cash and cash equivalents	(24,085)	(1,351)
6.05	Net increase (decrease) in cash and cash equivalents	853,749	(179,730)
6.05.01	Cash and cash equivalents at beginning of the period	775,551	1,230,287
6.05.02	Cash and cash equivalents at end of the period	1,629,300	1,050,557

Consolidated Financial Statements / Statements of Changes in Equity – From 01/01/2013 to 09/30/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and Treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity	Non-controlling interests	Total consolidated equity
5.01	Opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.04	Shareholders capital transactions	1,885	619,260	-	-	621,145	469,464	1,090,609
5.04.06	Dividends paid by subsidiary	-					(8,040)	(8,040)
5.04.07	Interest on capital paid by subsidiary	-					(7,810)	(7,810)
5.04.08	Share-based payments	1,885	4,983	-	-	6,868	403	7,271
5.04.09	Treasury shares sold	-	3,235	-	-	3,235	-	3,235
5.04.10	Change on equity through Public Offer	-	611,042	-	-	611,042	484,911	1,095,953
5.05	Total comprehensive income	-	-	(748,768)	29,166	(719,602)	43,483	(676,119)
5.05.02	Other comprehensive income, net	-	-	(748,768)	29,166	(719,602)	43,483	(676,119)
5.05.02.07	Loss for the period	-	-	(748,768)	-	(748,768)	43,483	(705,285)
5.05.02.08	Other comprehensive results, net	-	-	-	29,166	29,166	-	29,166
5.07	Closing balance	2,356,295	724,738	(2,407,246)	(39,416)	634,371	512,947	1,147,318

Consolidated  Financial Statements / Statement of Changes in  Equity – From 01/01/2012 to 09/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasure Shares	Accumulated losses	Other Comprehensive Income	Equity	Total non-controlling interests	Consolidated Equity
5.01	Opening Balance	2,171,221	260,098	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,171,221	260,098	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	183,189	(182,610)	-	-	579	-	579
5.04.10	Subscription of Capital on August 13, 2012	183,189	(183,189)	-	-	-	-	-
5.04.11	Advances for Future Capital Increase	-	579	-	-	579	-	579
5.05	Total Comprehensive Income	-	10,973	(1,065,833)	23,853	(1,031.007)	-	(1,031.007)
5.05.01	Net Income for the Period	-	-	(1,065,833)	-	(1,065,833)	-	(1,065,833)
5.05.02	Other Comprehensive Income, net	-	10,973	-	23,853	34,826	-	34,826
5.05.02.06	Share-based Payments	-	10,973	-	-	10,973	-	10,973
5.05.02.07	Other comprehensive income (loss), net	-	-	-	23,853	23,853	-	23,853
5.07	Closing Balance	2,354,410	88,461	(1,211,973)	(55,415)	1,175,483	-	1,175,483

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2013 to 09/30/2013	01/01/2012 to 09/30/2012
7.01	Revenues	6,696,960	6,292,933
7.01.02	Other income	6,705,220	6,296,962
7.01.02.01	Passengers, cargo and other	6,596,092	6,285,564
7.01.02.02	Other operating income	109,128	11,398
7.01.04	Allowance (reversal) for doubtful accounts	(8,260)	(4,029)
7.02	Acquired from third parties	(4,415,068)	(4,378,700)
7.02.02	Supplies, power, outside services and other	(2,673,483)	(1,196,289)
7.02.04	Other	(1,741,585)	(3,182,411)
7.02.04.01	Fuel and lubrificants	(1,407,352)	(2,859,184)
7.02.04.02	Aircraft insurance	(15,406)	(21,507)
7.02.04.03	Sales and advertising	(318,827)	(301,720)
7.03	Gross value added	2,281,892	1,914,233
7.04	Retentions	(380,465)	(372,159)
7.04.01	Depreciation, amortization and exhaustion	(380,465)	(372,159)
7.05	Added value produced	1,901,427	1,542,074
7.06	Value added received in transfer	382,743	301,067
7.06.02	Finance income	382,743	301,067
7.07	Total wealth for distribution	2,284,170	1,843,141
7.08	Wealth for distribution	2,284,170	1,843,141
7.08.01	Employees	902,000	981,660
7.08.02	Taxes	451,929	597,391
7.08.03	Third party capital remuneration	1,592,043	1,329,923
7.08.03.03	Other	1,592,043	1,329,923
7.08.03.03.01	Financiers	1,101,436	852,322
7.08.03.03.02	Lessors	490,607	477,601
7.08.04	Return on own capital	(661,802)	(1,065,833)
7.08.04.02	Dividends paid	15,850
7.08.04.03	Loss from the period	(705,285)	(1,065,833)
7.08.04.04	Non-controlling interests	27,633	-

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

1.       General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and Smiles S.A. (“Smiles”), and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC was the parent Company of SKY Finance II, located in the Cayman Islands, whose activity was related to obtaining funds on finance aircraft acquisition. SKY Finance II was closed on December, 2012.

Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising for finance for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 27, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate on September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share capital of Webjet, an airline headquartered in Rio de Janeiro. The operation was approved by the ANAC on October 3, 2011 and by the Administrative Council for Economic Defense (“CADE”) on October 10, 2012. The approval occurred under the execution of a term of commitment to performance ("TCD") between VRG, Webjet and CADE to achieve certain operating efficiencies, related specifically to maintenance, by VRG and Webjet, of a minimum index of regularility (85%) of the use of the operational schedules (HOTRAN) at Santos Dumont Airport.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being VRG, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see Note 12.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

On December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which began to be conducted by Smiles S.A., a Company incorporated on June 10, 2012. On April 2013, Smiles S.A. completed its public offer of primary shares, initiating the trading of its shares on the BM&F Bovespa. This event led to the issue of 52,173,912 common shares with a price per share settled at R$21.70, in a total amount of R$1,095,953, net of issue costs of R$36,286. Accordingly, the Company now holds 57.3% of Smiles S.A.’s shares, maintaining its position as of the controller shareholder. The gains from the reduction of the equity interest on Smiles S.A. as of September 30, 2013 are R$611,042 and are registered in the shareholder’s equity.

The Smiles Program allows the accumulation of miles that can be redeemed for products or services from various partners. Miles are issued by the Smiles Program to: (a) award participant passengers through the loyalty program of VRG; (b) mile sales to banks that reward their clients in accordance with credit card expenses; and (c) mile sales to retail and entertainment customers, individuals and airline partners.

On February 28, 2013, the Gol Dominicana Lineas Aereas SAS was established according to the laws of the Dominican Republic, headquarted in Santo Domingo and its direct subsidiary of GLAI. Its main activity is operation of flight transportation services of passengers, cargo and mail domestic and international, scheduled and non-scheduled, maintenance service and repair of aircraft and service sales and leasing. The Gol Dominicana Linhas Aéreas S.A. is currently in pre-operational phase.

Gol LuxCo S.A. was established and headquarted according to the laws of Luxemburg, on June 21, 2013. The Gol LuxCo is a wholly-owned subsidiary and its activities are related to fundraising on operating activities.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                      Approval and summary of significant accounting policies applied in preparing the financial statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on November 11, 2013. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Basis of preparation

The Consolidated Interim Financial Information  - ITR were prepared for the three and/or the nine-month period ended on September 30, 2013 in accordance with International Accounting Standards (IAS) no. 34 and technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

IAS 34 requires the use of certain accounting estimates by Company´s Management. The consolidated interim financial information - ITR were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial informations of the Parent Company were prepared in accordance with the technical pronouncement CPC 21 (R1) – “Demonstração Intermediária” (Interim Financial Reporting).

The individual interim financial information, prepared for statutory purposes, measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the individual interim financial information is not in accordance with IFRS, which requires the valuation of these investments on the individual financial statements of the Parent Company at fair value or cost.

These Interim Financial Information - ITR individual and consolidated do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the consolidated financial statements referring the year ended December 31, 2012 filed on March 25, 2013, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted on December 31, 2012 to September 30, 2013.

The shareholder’s equity individual and consolidated quarterly financial information do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated shareholder’s equity.

3.   Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.       Cash and cash equivalents

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Cash and bank deposits	365,240	182,175	818,897	408,387
Cash equivalents	29,287	64,970	810,403	367,164
	394,527	247,145	1,629,300	775,551

As of September 30, 2013, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 95.0% and 103.0% of the Interbank Deposit Certificate Rate (CDI).

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Private Bonds	19,121	-	405,137	115,891
Government Bonds	5,007	-	7,687	166,760
Investment Funds	5,159	64,970	397,579	84,513
	29,287	64,970	810,403	367,164

5.       Short-term investments

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Private Bonds	-	-	593,497	178,184
Government Bonds	-	-	20,659	220,778
Investment Funds	2,539	176,413	341,112	186,066
	2,539	176,413	955,268	585,028

Private bonds comprise of CDBs and buy-back transactions, with highly liquidity and maturity until March 2014, paid at a weighted average rate of 99.8% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), LFT (“National Financial Bills”) and NTN (National Treasury Bills), paid at a weighted average rate of 97.6% of CDI rate.

Investment funds are represented primarily by government bonds LTN, NTN, LFT and CDBs.

6.                     Restricted cash

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Margin deposits for hedge transactions (a)	-	-	75,409	50,749
Deposits in guarantee with letter of credit - Safra (b)	-	-	74,311	72,092
Escrow deposits – B ic Banco (c)	19,561	-	32,451	10,040
Guarantee deposits of forward transactions (d)	-	-	161,862	89,038
Other deposits	809	264	2,139	2,605
	20,370	264	346,172	224,524

Current	7	7	161,869	7
Noncurrent	20,363	257	184,303	224,517

(a)      Deposits in U.S. Dollar, subject to the libor rate (average yield of 0.6% p.y.).

(b)     The guarantee is related to Webjet’s loan (See Note 19) and guarantee note.

(c)      Related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24d and existing notes guarantees.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

(d)     Escrow deposits of forward transactions applied in LTN and LFT (average compensation 9.2% p.y.).

7.                     Trade receivable

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Local currency:
Credit card administrators	87,400	92,621
Travel agencies	207,312	171,314
Installment sales	45,161	37,882
Cargo agencies	32,653	35,897
Airline partners companies	17,545	17,443
Other	48,662	33,396
	438,733	388,553
Foreign currency:
Credit card administrators	13,973	12,269
Travel agencies	4,894	5,685
Cargo agencies	376	393
	19,243	18,347
	457,976	406,900

Allowance for doubtful accounts	(88,972)	(80,712)
	369,004	326,188

Current	368,947	325,665
Noncurrent (*)	57	523

(*) The portion of noncurrent trade receivables is recorded within other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Falling due	317,513	288,327
Overdue until 30 days	14,565	12,077
Overdue 31 to 60 days	6,240	7,659
Overdue 61 to 90 days	3,163	5,707
Overdue 91 to 180 days	11,869	9,176
Overdue 181 to 360 days	19,575	15,087
Overdue above 360 days	85,051	68,867
	457,976	406,900

The average collection period of installment sales is 8 months and a 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 122 days (102 days as of December 31, 2012).

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

 Changes in the allowance for doubtful accounts are as follows:

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Balance at beginning of the year	(80,712)	(83,610)
Additions	(25,529)	(25,193)
Unrecoverable amounts	3,396	8,560
Recoveries	13,873	19,531
Balance at the end of the period	(88,972)	(80,712)

8.       Inventories

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Consumables	20,122	19,882
Parts and maintenance materials	114,150	112,970
Advances to suppliers	4,798	15,861
Others	5,017	6,917
Provision for obsolescence	(8,745)	(17,591)
	135,342	138,039

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Balance at the beginning of the year	(17,591)	(18,200)
Additions	(43)	(325)
Write-offs	8,889	934
Balance at the end of the period	(8,745)	(17,591)

9.       Deferred and recoverable taxes

a)   Deferred taxes

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Recoverable taxes:
Assets
ICMS (1)	-	-	29,473	24,147
Prepaid IRPJ and CSSL (2)	36,323	42,221	52,871	67,070
IRRF (3)	1,576	986	15,287	30,361
PIS and COFINS (4)	-	-	1,091	1,250
Withholding tax of public institutions	-	-	8,581	6,182
Value added tax – IVA (5)	-	-	6,018	4,744
Income tax on imports	126	248	6,595	13,579

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Others	-	-	658	428
Total recoverable taxes - current	38,025	43,455	120,574	147,761

Current assets	10,353	6,693	92,902	110,999
Noncurrent assets	27,672	36,762	27,672	36,762

(1) ICMS: State tax on sales of goods and services;

(2) IRPJ: Brazilian federal income tax on taxable income;

     CSLL: social contribution on taxable income, created to sponsor social programs and funds;

(3) IRRF: withholding income tax levied on financial income from bank investments;

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS);

(5) IVA: Value added tax on sales of goods and services abroad.

b)      Deferred taxes – long term

	GLAI		VRG		Smiles		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012

Tax losses	31,986	32,758	394,045	394,045	-	-	425,031	426,803
Negative basis of social contribution	11,404	11,793	141,859	141,857	-	-	153,263	153,650

Temporary differences:
Mileage program	-	-	110,086	166,332	-	-	110,086	166,332
Allowance for doubtful accounts and other credits	-	-	76,200	69,784	42	-	76,242	69,784
Provision for loss on acquisition of VRG	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,395	-	44,270	36,765	30	-	44,300	36,765
Aircraft return	-	-	73,894	46,812	-	-	73,894	46,812
Derivative transactions not settled	-	-	28,759	42,007	-	-	28,759	42,007
Brands	-	-	(2,158)	(2,158)	-	-	(2,158)	(2,158)
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(126,721)	(110,327)	-	-	(126,721)	(110,327)
Depreciation of engines and parts for aircraft maintenance	-	-	(166,662)	(159,697)	-	-	(166,662)	(159,697)
Reversal of goodwill amortization	-	-	(121,276)	(102,128)	-	-	(121,276)	(102,128)
Aircraft leasing	-	-	(2,646)	(12,876)	-	-	(2,646)	(12,876)
Profit sharing	-	-	1,224	-	2,204	-	3,428	-
Others (*)	93	93	66,453	51,407	3,730	-	79,291	51,500
Total deferred tax and social contribution - noncurrent	44,571	44,644	307,451	351,947	6,006	-	367,043	396,591

(*) The portion of taxes over Smiles unrealized profit in amount of R$9,015 is registered directly in the consolidated column.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Tax losses	248,020	252,340	3,016,910	2,343,996	687,006	510,320
Negative basis of social contribution	248,020	252,340	3,016,910	2,343,996	687,006	510,320

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Estimates of deferred tax asset recovery were based on projections of taxable profits when taking into consideration the above assumptions, in addition to several financial, business assumptions and internal and external factors, all based on considerations at the end of the financial year. Consequently, the estimates may not materialize in the future due to the uncertainties inherent in these predictions.

The Company and its subsidiaries have the total amount of tax credits of R$1,343,658, of which R$84,327 are from the parent Company GLAI and R$1,259,331 are from the operating subsidiaries VRG and Webjet. On December 31, 2012, the projections for GLAI and its indirect subsidiary Webjet do not result in sufficient taxable profits to compensate all available tax credits over the next 10 years and, as a result, there has been recorded a provision for tax credit losses of R$40,937 for GLAI and R$233,582 for Webjet. For the direct subsidiary VRG, such projections indicate the existence of sufficient taxable profits for realization of all deferred tax credits recognized in up to 10 years. However, due to tax losses reported in the last years, the Administration conducted a sensitivity analysis on the results and projections and significant changes in the macro-economic scenario, which resulted in recognition of deferred assets on the tax losses and the negative basis at the lowest value derived from this analysis. As a result, the Company recognized a provision for loss of R$489,845 related to its subsidiary VRG.

The Company´s management considers that the deferred assets recognized on September 30, 2013 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual
	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Loss before income tax and social contribution	(223,315)	(309,054)	(745,286)	(1,059,792)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	75,927	105,078	253,397	360,329
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(80,809)	(97,138)	(221,135)	(301,525)
Income from subsidiaries	5,022	(8,211)	2,755	(25,131)
Income tax on permanent differences and others	(4,781)	(2,904)	(8,351)	(3,727)
Nondeductible expenses	(43)	(51)	(152)	(163)
Exchange differences on foreign investments	7,605	2,928	(26,433)	(35,824)
Interest on own capital	(3,563)	-	(3,563)	-
Expenses with income tax and social contribution	(642)	(298)	(3,482)	(6,041)

Current income tax and social contribution	(1,423)	(277)	(3,408)	(4,293)
Deferred income tax and social contribution	781	(21)	(74)	(1,748)
	(642)	(298)	(3,482)	(6,041)
Effective rate	0.29%	0,10%	0.47%	0,57%

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Loss before income tax and social contribution	(149,751)	(278,372)	(615,561)	(1,099,295)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	50,915	94,646	209,291	373,760
Adjustments to calculate the effective tax rate:
Nondeductible income from subsidiaries	4,955	(8,574)	2,687	(25,494)
Income tax on permanent differences	(5,410)	(320)	(9,753)	(2,897)
Nondeductible expenses	(4,225)	(8,062)	(31,727)	(14,498)
Exchange differences on foreign investments	10,253	(6,096)	(14,991)	(44,212)
Benefit not constituted on tax losses and temporary differences	(106,433)	(102,574)	(247,886)	(253,197)
Interest on own capital	2,655	-	2,655	-
Credit (expense) with income tax and social contribution	(47,290)	(30,980)	(89,724)	33,462

Current income tax and social contribution	(27,735)	(597)	(56,107)	(5,192)
Deferred income tax and social contribution	(19,555)	(30,383)	(33,617)	38,654
	(47,290)	(30,980)	(89,724)	33,462
Effective rate	31.58%	11,13%	14.58%	(3,04%)

10.                Prepaid expenses

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Deferred losses from sale-leaseback transactions	-	-	37,798	44,829
Hedge prepayment	-	-	4,423	-
Lease prepayments	-	312	33,784	15,291
Insurance prepayments	723	-	2,592	17,705
Prepaid commissions	-	-	17,797	14,605
Marketing prepayments	-	-	8,500	-
Others	-	-	7,441	5,354
	723	312	112,335	97,784

Current	723	312	83,739	62,328
Noncurrent	-	-	28,596	35,456

During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 30b.

11.                Deposits

Parent Company

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims. The balance of escrow deposits as of September 30, 2013 recorded as noncurrent assets was R$17,412 (R$18,548 as of December 31, 2012).

Consolidated

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of September 30, 2013, maintenance deposits are presented based on the net recoverable amount, whose balance classified in current and noncurrent assets was R$4,817 and R$372,710, respectively (R$2,575 and R$324,492 in current assets and noncurrent assets as of December 31, 2012, respectively).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of September 30, 2013, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$213,107 (R$173,313 as of December 31, 2012).

Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising of the succession orders on claims against Varig S.A. or even of proceedings filed by employees that are not related to the Company or any related partie (third-party claims). As the Company is not legitimate for the defendant of these lawsuits, whenever such blockages occur, the exclusion of these blocks is demanded in order to release the resources. As of September 30, 2013 the blocked amounts regarding the Varig’ succession and third-party lawsuits are R$47,283 and R$42,050 respectively. These amounts are included on deposits’ total and blocked escrows that as of September 30, 2013 are recorded under noncurrent assets and presented at its net realizable value totaled R$197,106 (R$156,816 as of December 31, 2012 ).

12.                Webjet’s operation restructuring

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent discontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure of the companies and unification of their operations, reducing costs and bringing new synergies.

Assets held for sale

Due to not representing a component according to IFRS 5 and CPC 31 “Noncurrent assets held for sale and discontinued operations”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the Company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that Webjet’s fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5 and CPC 31, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

	09/30/2013	12/31/2012
Aircraft	9,834	12,253
Engines	11,473	11,473
Impairment of assets	(14,635)	(15,552)
	6,672	8,174

For the nine-month period ended on September 30, 2013, the Company recorded the net loss of R$1,502 from the sale of a Webjet’s Boeing 737-300, under “Other Expenses, net”.

13.                Transactions with related parties

a) Loan agreements – noncurrent assets and liabilities – Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
GLAI with VRG	51,396	50,887	-	-
GAC with VRG (a)	-	-	108,359	493,918
Finance with VRG (a)	-	483,375	-	-
	51,396	534,262	108,359	493,918

a)     The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations.

On September 30, 2013, the mutual transactions between Finance and GAC with VRG were fully settled between the parties. Additionally, new loan agreements were constituted between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$485,905. These transactions are eliminated by the Company, since the entities are offshore and which are considered an extension of the Company’s operations.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

b) Graphic, consulting and transportation services

The subsidiary VRG holds a contract with the related party Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. And Serviços Gráficos Ltda., for employee transportation and graphic services.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended on September 30, 2013, VRG recognized the total expenses related to these services of R$9,897 (R$8,307 as of September 30, 2012). All the entities referred above belong to the same economic group of the Company.

c) Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d) Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on June 29, 2012 and September 27, 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 17). On March 11, 2013, VRG issued the third serie of Guaranteed Notes for maintenance of engines, with financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"), with maturity date on March 11, 2015. During the nine-month period ended on September 30, 2013 the spending on engine maintenance conducted by Delta Air Lines was R$84,180.

e) Trade payables – current liabilities

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of September 30, 2013, balances payable to related companies amounting to R$55 (R$1,019 as of December 31, 2012) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

f) Key management personnel payments

	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Salaries and benefits	2,740	3,209	10,415	6,651
Related taxes	435	1,367	1,670	2,569
Share-based payments	482	3,750	1,998	7,684
Total	3,657	8,326	14,083	16,904

As of September 30, 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

14.                Share-based payments

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation for the Company by the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

GLAI

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options plan to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange. The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index, as of the trading of Smiles shares started on April 29, 2013.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the option	Date of the board meeting	Total options granted	Exercise price of the option	The fair value of the option at grant date	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.11(c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.35 (d)	52.25%	2. 26%	9.00%	10
2013	05/13/2013	802,296	6.30	6.54(e)	46.91%	2.00%	7.50%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)     In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)      The fair value calculated for the 2011 plan was R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)     The fair value calculated for the 2012 plan was R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)      The fair value calculated for the 2013 plan was R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

The movement of existing stock options during the period to September 30, 2013 is as follows:

	Total of stock options	Weighted Average Exercise Price
Options outstanding as of December 31, 2012	3,999,170	22.40
Options granted	802,296	6.30
Options cancelled and adjustments in estimated lost rights	(946,977)	19.43
Options outstanding as of September 30, 2013	3,854,459	19.93

Number of options exercisable as of December 31, 2012	1,885,116	23.05
Number of options exercisable as of September 30, 2013	2,421,003	24.93

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable as of September 30, 2013 are summarized below:

Outstanding options				Exercisable options
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.30
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	41,749	45.46
10.52	20,414	7	10.52	19,597	10.52
20.65	1,097,811	8	20.65	1,097,811	20.65
27.83	1,443,440	9	27.83	1,202,867	27.83
12.81	599,947	10	12.81	25,832	12.81
6.30	617,981	10	6.30	-	6.30
6.30-65.85	3,854,459	8.95	19.93	2,421,003	24.93

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

b) Restricted shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted stock plan
Year of the share	Date of the Board Meeting	Total shares granted	The fair value of the share at grant date	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%

The movement of existing restricted shares during the period to September 30, 2013 is as follows:

Total of Shares
Restrict shares outstanding as of December 31, 2012	460,314
Restrict shares granted	712,632
Restrict shares cancelled and adjustments in estimated lost rights	(182,297)
Restrict exercible shares as of September 30, 2013	990,649

Number of transferred restricted shares as of December 31, 2012	-
Number of restricted shares exercisable as of September 30, 2013	12,097

Until September 30, 2013 there were no restricted shares transferred to participants of the plan.

Smiles

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, which consists of an additional payment to the Company’s management and executives. On August 08, 2013, the Company’s Board of Directors approved the grant of 1,058,043 shares related to the stock option plan, of which 260,020 shares were granted to employees of its affiliate VRG. This plan stimulates and promotes the alignment of the Company’s goals, the administrators and employees, mitigates risks in value creation to the Company for the loss of their executives and strengthens the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility of the options is based on the historical volatility of 252 working days of the Bovespa index.

The other assumptions utilized in the Black-Scholes option pricing model are as follows:

Restricted Stock Plan
Year of the Share	Date of the Board Meeting	Total Shares Granted	The Fair Value of the Share at Grant Date	Estimate Volatility of Share Price	Risk-free Rate of Return	Duration of Share	Year of the Share	Date of the Board Meeting
2013	08/08/2013	1,058,043	21.70	4.84 (a)	36.35%	6.96%	7.40%	10

(a)      The fair value calculated for the 2013 plan was R$4.84, R$4.20 and R$3.72 for the respective periods of vesting (2013, 2014 and 2015).

For the nine-month period ended on September 30, 2013, the Company recorded in shareholders ' equity a result from share-based payment in the amount of R$5,386 (R$10,793 for the nine-month period ended September 30, 2012) for the plans presentend above, being the corresponding entry in the income statement result classified as staff costs.

15.           Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles and VRG were considered as an investment.

The changes on the investments during the nine-month period ended September 30, 2013 are as follows:

Balance as of December 31, 2011	2,103,325
Equity in subsidiaries	(1,333,033)
Unrealized hedge losses (VRG)	10,686
Amortization losses, net of sale leaseback (*)	(1,810)
Balance as of December 31, 2012	779,168
Equity in subsidiaries – VRG (a)	(731,241)
Equity in subsidiaries – Smiles (b)	80,843
Capital gains due to IPO	611,042
Dividend received by subsidiary	(21,266)
Share-based payment Smiles S.A. (d)	688
Unrealized hedge gains (VRG)	29,166
Advance for future capital increase	223,818
Amortization losses, net of sale leaseback (*)	(1,358)
Balance as of September 30, 2013	970,860

(*) The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of September 30, 2013, the net balance to be deferred of R$27,540 (R$28,898 for the year ended December 31, 2012) is basically a part of the parent's net investment in the VRG. See Note 30b.

(d) Corresponds to the percentage of ownership of the Company GLAI on the value of share-based payment on Smiles shareholder’s equity.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

a) VRG

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest %	Capital	Shareholders’ equity (i)	Net loss
12/31/2012	3,002,248,156	100.0%	2,294,191	750,272	(1,333,033)
09/30/2013	3,225,248,156	100.0%	2,517,181	271,207	(731,241)

b) Smiles

	Total number of shares	Interest %	Capital	Adjusted shareholders’ equity (i)	Net income	Unrealized Gain (i)	Adjusted Net income (ii)
12/31/2012	-	100.0%	0.1	0.1	-	-	-
09/30/2013	122,173,912	57.3%	1,132,174	670,694	141,167	17,499	80,843

(i)   The values is related to the unrealized gains in respect of transactions between the subsidiaries VRG and Smiles;

(ii)  The values is related only portion held by the Company in its subsidiary Smiles.

The impacts arising the issuance of Smiles’ shares through the public offering that led to a non-controlling participation of shareholders of 42.7% as referred to in Note 1, are as follows:

Smiles investment balance before the IPO (b)	39,345
Capital contributions through Smiles S.A.’s IPO	1,095,953
Equity adjusted after Smiles’ IPO	1,135,298

Parent (GLAI) participation over Smiles after the IPO	57.3%
Investment balance after the IPO (b)	650,387
Gain on change in equity interest participation (a) - (b)	611,042

On April 05, 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") involving the grant by the Company of options to purchase Smiles’ shares by G.A. for the equivalent of 20% of its investment on Smiles.The options are exercible for 12 months, starting on May 02, 2013 and, while its not exercised, any and all rights attributable to the options owned by the Company will belong to the Company, regardless of the date on which will occur the payment or settlement. The fair value of the transaction was recorded in liabilities with derivative transaction, as as detailed in Note 31.

As of September 30, 2013, there were no options exercised by G.A. under this agreement.

16.             Result per share

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic (earnings or loss) per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted (earnings or loss) per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

Parent Company

	(BRGAAP)
	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Numerator
Loss for the period, net	(223,957)	(309,352)	(748,768)	(1,065,833)
Dilutive bonds effect – Smiles (a)	(8)	-	(22)	-
Denominator
Weighted average number of outstanding shares (in thousands)	276,446	271,058	276,446	268,130

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	276,446	271,058	276,446	268,130

Basic loss per share	(0.810)	(1.140)	(2.709)	(3.980)
Diluted loss per share	(0.810)	(1.140)	(2.709)	(3.980)

(a)   Smiles granted the Stock Options Plan to its employees on August 08, 2013. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, on the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

Diluted earnings or loss per share are calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.

The stock options owned by General Atlantic (as detailed in Note 15) are not included on the assessment basis of earnings per share because they have no dilutive effect.

Consolidated

	Consolidated (IFRS)
	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Numerator
Loss for the period, net	(223,957)	(309,352)	(748,768)	(1,065,833)

Denominator
Weighted average number of outstanding shares (in thousands)	276,446	271,058	276,446	268,130

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	276,446	271,058	276,446	268,130

Basic loss per share	(0.810)	(1.140)	(2.709)	(3.980)
Diluted loss per share	(0.810)	(1.140)	(2.709)	(3.980)

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in Note 14. However, due to the losses reported for the nine-month nine-month period ended on September 30, 2013, these instruments issued by the its subsidiary have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

17.             Property, plant and equipment

Parent Company

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 37 aircraft 737-800 Next Generation (73 aircraft as of December 31, 2012) 103 aircraft 737-MAX (82 aircraft as of December 31, 2012) in the amount of R$419,546 (R$475,335 as of December 31, 2012) and the right on the residual value of aircraft in the amount of R$427,300 (R$417,163 as of December 31, 2012), both held by the subsidiary GAC.

Consolidated

	09/30/2013				12/31/2012
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,044,890	(842,483)	2,202,407	2,224,036
Sets of replacement parts and spares engines	4%	951,582	(255,765)	695,817	693,035
Aircraft reconfigurations/overhauling	30%	855,591	(495,782)	359,809	345,499
Aircraft and safety equipment	20%	1,574	(1,016)	558	873
Tools	10%	27,597	(11,974)	15,623	17,291
		4,881,234	(1,607,020)	3,274,214	3,280,734

Impairment losses	-	(30,547)	-	(30,547)	(47,726)
		4,850,687	(1,607,020)	3,243,667	3,233,008

Property, plant and equipment in use
Vehicles	20%	10,762	(8,399)	2,363	2,677
Machinery and equipment	10%	50,264	(20,583)	29,681	33,155
Furniture and fixtures	10%	20,765	(12,644)	8,121	9,437
Computers and peripherals	20%	46,736	(35,772)	10,964	13,883
Communication equipment	10%	3,136	(1,917)	1,219	1,353
Facilities	10%	4,322	(3,210)	1,112	1,352
Maintenance center - confins	10%	105,971	(33,511)	72,460	80,558
Leasehold improvements	20%	50,604	(34,692)	15,912	23,222
Construction in progress	-	6,832	-	6,832	5,865
		299,392	(150,728)	148,664	171,502
		5,150,079	(1,757,748)	3,392,331	3,404,510

Advances for aircraft acquisition	-	421,748	-	421,748	481,289

		5,571,827	(1,757,748)	3,814,079	3,885,799

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,265	395,661	256,886	14,883	698,695
Disposals	-	(81,155)	(140,664)	(1,236)	(223,055)
Assets held for sale	-	(8,174)	-	-	(8,174)
Depreciation	(184,463)	(252,667)	-	(35,008)	(472,138)
As of December 31, 2012	2,224,036	1,008,971	481,289	171,502	3,885,798
Additions	89,219	250,935	333,780	4,123	678,057
Disposals	-	(4,622)	(393,321)	(1,661)	(399,604)
Depreciation	(110,848)	(214,024)	-	(25,300)	(350,172)
As of September 30, 2013	2,202,407	1,041,260	421,748	148,664	3,814,079

(a)      Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

18.                  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortizations	-	-	-	(47,494)	(47,494)
Impairment	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	15,740	15,740
Disposals	-	-	-	(8)	(8)
Amortizations	-	-	-	(30,293)	(30,293)
Balance as of September 30, 2013	542,302	6,348	1,038,900	97,820	1,685,370

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

19.                  Short and long-term debt

	Maturity of the Contract	Effective Rate (p.y.)	Individual (BR GAAP)		Consolidated (BR GAAP and IFRS)
			09/30/2013	12/31/2012	09/30/2013	12/31/2012
Short Term Debt
Local Currency:
Debentures IV	Sep, 2015	11.37%	-	-	-	596,451
Debentures V	Jun, 2017	10.98%	-	-	-	494,505
BNDES - Safra	-	-	-	-	-	29,888
Citibank	-	-	-	-	-	14,013
BNDES (direct)	Jul, 2017	5.06%	-	-	3,174	3,140
BDMG	Mar, 2018	10.50%	-	-	5,196	6,401
IBM	-	-	-	-	-	6,663
Working Capital	Dec, 2015	10.64%	-	-	66,420	191,841
Interest	-	-	-	-	20,700	13,991
			-	-	95,490	1,356,893
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.13%	-	-	65,150	73,609
IFC	-	-	-	-	-	17,007
FINIMP	Nov, 2013	4.20%	-	-	2,481	24,179
Interest	-	-	38,527	41,980	43,224	40,285
			38,527	41,980	110,855	155,080
			38,527 -	41,980	206,345	1,511,973

Finance Lease			- -	-	243,817	207,652
Total Short Term Debt			38,527 -	41,980	450,162	1,719,625

Long Term Debt
Local Currency:
Debentures IV	Sep, 2015	11.37%	-	-	597,419	-
Debentures V	Jun, 2017	10.98%	-	-	495,420	-
Safra (*)	Dec, 2015	10.64%	-	-	97,853	131,188
BNDES – Safra	-	-	-	-	-	13,938
BDMG	Mar, 2018	10.50%	-	-	16,893	20,134
BNDES (Direct)	Jul, 2017	5.06%	-	-	8,775	11,098
IBM	-	-	-	-	-	20,484
			-	-	1,216,360	196,842
Foreign Currency (in US$):
J.P. Morgan	Apr, 2015	1.13%	-	-	4,114	33,656
Senior Bond I	Apr, 2017	7.63%	468,300	459,788	468,300	429,135
Senior Bond II	Jul, 2020	9.65%	657,388	601,242	657,388	601,242
Senior Bond III	Feb, 2023	11.23%	-	-	405,099	-
Perpetual Bond	-	8.75%	446,000	408,699	399,170	365,787
			1,571,688	1,469,729	1,934,071	1,429,820
			1,571,688	1,469,729	3,150,431	1,626,662

Finance Lease			-	-	1,904,303	1,844,888
Total Long Term Debt			1,571,688	1,469,729	5,054,734	3,471,550
			1,610,215	1,511,709	5,504,896	5,191,175

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

(*) Loan related to deposits in guarantee, in the amount of R$74,311 as shown in Note 6.

The maturities of long-term debt as of September 30, 2013, are as follows:

Parent Company

	Individual
	2017	After 2017	Without Maturity Date	Total
Foreign Currency (in U.S. Dollars):

Senior Bond I	468,300	-	-	468,300
Senior Bond II	-	657,388	-	657,388
Perpetual Bond	-	-	446,000	446,000
Total	468,300	657,388	446,000	1,571,688

Consolidated

	2014	2015	2016	2017	After 2017	Without Maturity Date	Total
Local Currency
BNDES Loan	774	3,097	3,097	1,807	-	-	8,775
Safra	-	97,853	-	-	-	-	97,853
BDMG	1,235	4,939	4,939	4,939	841	-	16,893
Debentures	-	597,419	247,710	247,710	-	-	1,092,839
	2,009	703,308	255,746	254,456	841	-	1,216,360
Foreign Currency
(in U.S. Dollars)
JP Morgan	2,262	1,852	-		-	-	4,114
Senior Bond I	-	-	-	468,300	-	-	468,300
Senior Bond II	-	-	-	-	657,388	-	657,388
Senior Bond III	-	-	-	-	405,099	-	405,099
Perpetual Bond	-	-	-	-	-	399,170	399,170
	2,262	1,852	-	468,300	1,062,487	399,170	1,934,071
Total	4,271	705,160	255,746	722,756	1,063,328	399,170	3,150,431

The fair values of senior and perpetual bonds, as of September 30, 2013, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior Bonds	1,125,688	1,007,981	1,530,787	1,381,881
Perpetual Bond	446,000	278,723	399,170	249,457

(a)      Senior and perpetual bonds market prices are obtained through market quotations.

a) Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,751,261 as of September 30, 2013 have clauses and the usual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

GLAI has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

As of September 30, 2013, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company has not met the minimum levels for the restrictive clauses above both on December 31, 2012, however, on February 1, 2013 the Company obtained a waiver for covenants related to these financings.

The Company performs semi-annual measurements, and according to the Company's last measurements based on June 30, 2013, the restrictive clauses have been: (i) net debt/EBITDA of 783.3; and (ii) coverage of debt (CID) of (0.88). The next measurement will be performed on December 31, 2013, based on the same date.

b)   New loans as of September 30, 2013

There were no new loans and borrowings during the quarter ended September 30, 2013.

c)    Financial Leases

The future payments of financial leasing contracts indexed by U.S. Dollars are detailed below:

	Consolidated (IFRS)
	09/30/2013	12/31/2012
2013	73,501	304,561
2014	355,122	319,149
2015	344,709	309,586
2016	335,128	300,782
After 2016	1,430,343	1,241,672
Total minimum lease payments	2,538,803	2,475,750
Less total interest	(390,683)	(423,210)
Present value of minimum lease payments	2,148,120	2,052,540
Less current portion	(243,817)	(207,652)
Noncurrent portion	1,904,303	1,844,888

The discount rate used to calculate the present value of the minimum lease payments is 5.24% as of September 30, 2013 (6.10% as of December 31, 2012). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of September 30, 2013, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$112,559 (R$88,334 as of December 31, 2012) and are recorded in long-term debt.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

20.                Advance ticket sales

As of September 30, 2013, the balance of transport to perform classified in current liabilities was R$1,209,459 (R$823,190 as of December 31, 2012) and is represented by 6,485,873 coupons tickets sold and not yet used (3,640,935 as of December 31, 2012) with an average use of 97     days (92 days as of December 31, 2012).

21.                Mileage program

As of September 30, 2013, the balance of Smiles deferred revenue is R$165,718 (R$124,905 as of December 31, 2012) and R$451,516 (R$364,307 as of December 31, 2012) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of September 30, 2013 amounted to 38,367,085,944.

22.               Advances from customers

The Company performs advance miles sales and recorded such under "Advances from Customers". On September 30, 2013, the outstanding balance related to these anticipated sales is as follows:

	09/30/2013	12/31/2012
Financial institutions (a)	265,031	91,808
Others	1,108	1,707
	266,139	93,595

Current	249,148	93,595
Noncurrent	16,991	-

(a)    On December 1, 2012, VRG transferred to its subsidiary Smiles the Smiles Partnership Agreement, signed jointly on December 1, 2009 with financial institutions of the Banco Itaú S.A. Group. The contract has the objective to regulate the conversion of the accumulated points arising from the rewards programs of Banco Itaú S.A. into miles of the Smiles Program from January 1, 2013. The balance on September 30, 2013 is R$6,570 (R$91,808 as of December 31, 2012).

On April 8, 2013, Smiles S.A. concluded the advances on miles sales agreement in the approximately total amount of R$400,000 with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.. The funds were received by its subsidiary on April 30, 2013 and the total balance on September 30, 2013 is R$258,461.

23.             Taxes payable

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012

PIS and COFINS	-	-	22,209	25,973
REFIS	9,608	9,826	28,487	29,134
IRRF on Payroll	-	2	14,947	20,492
ICMS	-	-	28,868	22,902
Import Tax	-	-	3,452	3,355
CIDE	51	20	1,861	1,739
IOF	62	63	62	63
IRPJ and CSLL to pay	-	4,524	16,970	12,138
Others	7	3	6,208	5,100
	9,728 9,728	14,438	123,064	120,896

Current	788	5,443	68,462	73,299
Noncurrent	8,940	8,995	54,602	47,597

24.             Provisions

	Insurance Provision	Provision for anticipated return of Webjet aircraft (a)	Provision for return of aircraft and engine VRG and Webjet (b)	Restructuring provision (c)	Lawsuits (d)	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional provisions recognized	25,913	171	86,580	2,751	12,370	127,785
Utilized provisions	(37,754)	(16,626)	(106,899)	(39,780)	(320)	(201,379) (201,380)
Foreign exchange	(100)	201	22,111	51	2,500	24,763
Balance on September 30, 2013	7,670	1,635	314,204	-	107,490	430,999

As of December 31, 2012
Current	19,611	17,889	105,472	36,978	-	179,950
Noncurrent	-	-	206,940	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

As of September 30, 2013
Current	7,670	1,635	140,071	-	-	149,376
Noncurrent	-	-	174,133	-	107,490	281,623
	7,670	1,635	314,204	-	107,490	430,999

a) Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated return of aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases was between 2012 and 2014. For the period ended September 30, 2013, the Company completed 10 aircraft returns with prefixes: PR-WJS, PR-WJT, PR-WJM, PR-WJL, PR-WJE, PR-WJO, PR-WJQ, PR-WJR, PR-WJU and PR-WJN.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

b) Return of aircraft and engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the return conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 17.

c) Provision for restructuring

The provision for restructuring represents the costs due to the closure of Webjet’s activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet, announced on November 23, 2012. The Company settled all the obligations during the nine-month period ended September 30, 2013.

d) Lawsuits

As of September 30, 2013 the Company and its subsidiaries are parties to 23,286 (6,743 labor and 16,543 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	13,717	490	14,207
Civil proceedings	2,322	14	2,336
Labor lawsuits	3,141	3,412	6,553
Labor proceedings	188	2	190
	19,368	3,918	23,286

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2013	12/31/2012
Civil	44,029	38,484
Labor	63,461	54,456
	107,490	92,940

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of September 30, 2013 of R$19,795 for civil claims and R$5,609 for labor claims (R$37,250 and R$16,354 as of December 31, 2012 respectively), for which no provisions are recognized.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

GLAI has been challenging in the courts the taxation  of PIS and COFINS in respect of  revenue associated with  interest on capital in the amount of R$37,750, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the legal counsel and based on the recent precedents, the Company classified this process as possible loss, with no provision for the amount involved. Additionally, the Company maintains with the Bic Banco a letter of credit with a partial guarantee on the value of the process as described in Note 6.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of September 30, 2013 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$226,223 (R$217,279 as of December 31, 2012) adjusted for inflation, not including late payment charges.

25.             Shareholders’ equity

a) Issued capital

As of September 30, 2013 and December 31, 2011, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares (278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares as of December 31, 2012). The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	09/30/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.62%	62.54%	100.00%	22.99%	62.74%
Wellington Management Company	-	10.49%	5.08%	-	10.50%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.22%	2.52%
Treasury shares	-	1.59%	0.77%	-	1.78%	0.86%
Other	-	1.51%	0.73%	-	1.48%	0.72%
Free float	-	52.43%	25.38%	-	51.88%	25.10%
	100.0%	100.0%	100.00%	100.00%	100.00%	100.00%

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The authorized share capital as of September 30, 2013 was R$4.0 billion (R$4.0 billion as of December 31, 2012). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

The Company shares as of September 30, 2013 are quoted on the São Paulo Stock Exchange – BOVESPA in the amount of R$10.59 each and US$4.89 each on the New York Stock Exchange – NYSE (R$12.90 and US$6.56 on December 31, 2012). The book value per share as of September 30, 2013 is R$2.27 (R$2.79 as of December 31, 2012).

b)  Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)  Dividends

  The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of September 30, 2013, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$22,733 (R$35,164 in shares with market value of R$30,918 as of December 31, 2012).

e)  Share-based payments

As of September 30, 2013, the balance of share-based payments reserve was R$84,238 (R$79,255 as of December 31, 2012). The Company recorded a share-based payment expense amounting to R$4,983 in the nine-month period ended on September 30, 2013, with a corresponding expense in the statement of profit or loss, classified as personnel costs (R$10,653 as of December 31, 2012).

f)  Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects, until the expiration of the contracts. The balance as of September 30, 2013 corresponds to a net loss of R$39,416 (loss of R$68,582 as of December 31, 2012).

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

26.             Costs of services, administrative and selling expenses

	Individual (BRGAAP)
	Three-month period ended on				Nine-month period ended on
	09/30/2013		09/30/2012		09/30/2013		09/30/2012
	Total	%	Total	%	Total	%	Total	%
Personel (a)	(2,611)	(7.4)	(3,824)	(6,373.3)	(6,391)	(6,9)	(12,425)	326.4
Services rendered	(4.918)	(13.9)	(220)	(366.7)	(6,142)	(6,7)	(1,220)	32.0
Depreciation and amortization	-	-	(22)	(36.7)	-	-	(67)	1.8
Other revenue (expense)	553	1.6	(529)	(881.7)	(4,433)	(4.8)	(1,493)	39.2
Other operating revenues (b)	42,426	119.7	4,655	7,758.3	109,128	118.4	11,398	(299.4)
	35,450	100.0	60	100.0	92,162	100,0	(3,807)	100.0

	Consolidated (IFRS)
	Three-month period ended on
	09/30/2013						09/30/2012
	Cost of services	Selling expenses	Adminis-trative expenses	Other operating income	Total	%	Cost of services	Selling expenses	Adminis-trative expenses	Other operating income	Total	%
Personel	(257,127)	(11,360)	(54,297)	-	(322,784)	14.7	(310,895)	(20,576)	(43,074)	-	(374,545)	17.1
Fuel and lubricants	(913,888)	-	-	-	(913,888)	41.7	(936,923)	-	-	-	(936,923)	42.8
Aircraft rent	(182,183)	-	-	-	(182,183)	8.3	(175,735)	-	-	-	(175,735)	8.0
Aircraft insurance	(5,166)	-	-	-	(5,166)	0.2	(6,553)	-	-	-	(6,553)	0.3
Maintenance materials and repairs	(115,541)	-	-	-	(115,541)	5.3	(83,956)	-	-	-	(83,956)	3.8
Traffic services	(97,551)	(23,541)	(52,304)	-	(173,396)	7.9	(73,058)	(17,839)	(43,738)	-	(134,635)	6.2
Sales and marketing	-	(127,667)	-	-	(127,667)	5.8	-	(105,933)	-	-	(105,933)	4.8
Tax and landing fees	(148,079)	-	-	-	(148,079)	6.8	(145,933)	-	-	-	(145,933)	6.7
Depreciation and amortization	(112,323)	(4)	(40,986)	-	(153,313)	7.0	(102,795)	-	(18,322)	-	(121,117)	5.5
Sale-leaseback transactions (b)	-	-	-	42,426	42,426	(1.9)	-	-	-	4,655	4,655	(0.2)
Other, net	(64,840)	(14,299)	(14,736)	-	(93,875)	4.3	(87,735)	(11,496)	(8,088)	-	(107,319)	4.9
	(1,896,698)	(176,871)	(162,323)	42,426	(2,193,466)	100.0	(1,923,583)	(155,844)	(113,222)	4,655	(2,187,994)	100.0

	Consolidated (IFRS)
	Nine-month period ended on
	09/30/2013						09./30/2012
	Cost of services	Selling expenses	Adminis-trative expenses	Other operating income (b)	Total	%	Cost of services	Selling expenses	Adminis-trative expenses	Other operating income	Total	%
Personel	(744,083)	(52,574)	(148,195)	-	(944,852)	15.4	(994,308)	(64,455)	(122,386)	-	(1,181,149)	18.1
Fuel and lubricants	(2,638,793)	-	-	-	(2,638,793)	43.1	(2,808,696)	-	-	-	(2,808,696)	43.0
Aircraft rent	(490,607)	-	-	-	(490,607)	8.0	(477,601)	-	-	-	(477,601)	7.3
Aircraft insurance	(15,406)	-	-	-	(15,406)	0.3	(21,507)	-	-	-	(21,507)	0.3
Maintenance materials and repairs	(290,182)	-	-	-	(290,182)	4.7	(251,002)	-	-	-	(251,002)	3.8
Traffic services	(229,417)	(83,225)	(137,972)	-	(450,614)	7.4	(217,915)	(44,931)	(125,967)	-	(388,813)	6.0
Sales and marketing	-	(327,087)	-	-	(327,087)	5.3	-	(305,749)	-	-	(305,749)	4.7
Tax and landing fees	(416,720)	-	-	-	(416,720)	6.8	(423,027)	-	-	-	(423,027)	6.5
Depreciation and amortization	(322,600)	(4)	(57,861)	-	(380,465)	6.2	(317,214)	-	(54,945)	-	(372,159)	5.7
Sale-leaseback transactions (b)	-	-	-	109,128	109,128	(1.8)	-	-	-	11,398	11,398	(0.2)
Other, net	(225,359)	(20,765)	(33,148)	-	(279,272)	4.6	(254,429)	(40,047)	(19,323)	-	(313,799)	4.8
	(5,373,167)	(483,655)	(377,176)	109,128	(6,124,870)	100.0	(5,765,699)	(455,182)	(322,621)	11,398	(6,532,104)	100.0

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as the plan of share-based compensation in the Parent Company;

(b)     Includes fully recognized sale-leaseback gains and deferred losses.

During the three-month period ended on September 30, 2013, the Company held sale-leaseback transactions related to 6 aircraft.

During the nine-month period ended on September 30, 2013, the Company held sale-leaseback transactions related to 14 aircraft.

27.             Sales revenue

The net sales revenue has the following composition:

	Consolidated (IFRS)
	Three-month period ended on		Nine-month period ended on
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Passenger transportation	2,110,928	1,821,010	5,863,926	5,470,728
Cargo transportation and other	250,606	268,180	732,166	814,836
Gross revenue	2,361,534	2,089,190	6,596,092	6,285,564
Related taxes	(131,033)	(101,852)	(368,090)	(301,500)
Net revenue	2,230,501	1,987,338	6,228,002	5,984,064

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

On January 1, 2013, the Federal Government through the “MP 540/12”, converted into law n. 12.546/11 determined that the contribution to the INSS that was based on payroll disbursements should be calculated considering the rate of 1% of over the billing and, with other activities of a similar nature be classified within this requirement the passenger revenue. For being a contribution that is now calculated over the billing, the Company has changed the INSS presentation to as a reduction of the gross revenue. This reclassification was performed prospectively from the date in which that provisory determination became effective and the amount registered as of September 30, 2013 was R$61,182.

Revenue by geographical segment is as follows:

	Consolidated (IFRS)
	Three-month Period Ended on				Nine-month Period Ended on
	09/30/2013%		09/30/2012%		09/30/2013%		09/30/2012%
Domestic	1,999,851	89.7	1,834,611	92.3	5,645,677	90.6	5,561,017	92.9
International	230,650	10.3	152,727	7.7	582,325	9.4	423,047	7.1
Net revenue	2,230,501	100.0	1,987,338	100.0	6,228,002	100.0	5,984,064	100.0

28.                Financial result

	Individual (BRGAAP)
	Three-month period ended on		Nine-month period ended on
Financial income	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Income from short-term investments and investment funds	664	4,797	3,340	17,524
Monetary variation	539	558	1,516	2,032
Other	4,899	-	12,494	16,968
	6,102	5,355	17,350	36,524
Financial expenses
Losses from derivative instruments	(11,881)	-	(19,558)	-
Interest on short and long-term debt	(36,889)	(27,388)	(111,239)	(98,608)
Bank interest and expenses	(204)	(397)	(789)	(4,831)
Other	(1,419)	(971)	(2,360)	(2,772)
	(50,393)	(28,756)	(133,946)	(106,211)

Foreign exchange changes, net	23,200	(16)	(70,454)	(99,461)

Total	(21,091)	(23,417)	(187,050)	(169,148)

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

	Consolidated (IFRS)
	Three-month period ended on		Nine-month period ended on
Financial income	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Income from derivatives	120,254	59,762	270,154	188,750
Income from short-term investments and investment funds	77,695	21,394	98,576	81,556
Monetary variation	2,558	2,240	8,578	9,898
Other	2,028	5,688	5,435	20,863
	202,535	89,084	382,743	301,067
Financial expenses
Loss from derivatives	(173,089)	(16,004)	(309,665)	(143,282)
Interest on short and long-term debt	(136,209)	(112,468)	(387,002)	(334,791)
Bank interest and expenses	(6,041)	(1,332)	(36,346)	(29,580)
Monetary variation	(993)	(1,773)	(2,753)	(8,270)
Other	(48,141)	(28,922)	(66,291)	(69,957)
	(364,473)	(160,499)	(802,057)	(585,880)

Foreign exchange changes, net	(24,848)	(6,301)	(299,379)	(266,442)

Total	(186,786)	(77,716)	(718,693)	(551,255)

29.                Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to allocate resources and evaluate the segments’ performance.

As a result of Smiles Program operations as an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been broken down into two operating segments. The information of these segments presented to decision makers in order to allocate the resources and evaluate the segment performance emphasizes the two types of services as below:

  Flight transportation segment;
  Customer’s loyalty program segment.

This note has not been presented with comparative figures for September 30, 2012 because the business model used by the Smiles Program until December 31, 2012 was an extension of the Flight transportation segment, for example, the costs of services provided were embedded and diluted in the operating costs of the Flight transportation segment. With the separation of the operations from January 1, 2013, operating agreements for sale tickets and purchase of miles were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. The information below presents the summarized financial position related to reportable segments for the period ended on September 30, 2013. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Assets and liabilities of the operational segment:

	09/30/2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,195,278	806,909	4,002,187	(500,428)	3,501,759
Noncurrent	7,555,822	996,923	8,552,745	(1,656,634)	6,896,111
Total assets	10,751,100	1,803,832	12,554,932	(2,157,062)	10,397,870

Liabilities
Current	3,468,730	377,087	3,845,817	(478,538)	3,367,279
Noncurrent	6,647,945	225,605	6,873,550	(990,277)	5,883,273
Shareholder’s equity	634,425	1,201,140	1,835,565	(688,247)	1,147,318
Total liabilities and shareholder’s equity	10,751,100	1,803,832	12,554,932	(2,157,062)	10,397,870

Income and expenses of the operational segment:

	09/30/2013
	Fligh Transportation	Smiles Loyalty Program	Combined Information	Eliminations and Adjustments to Align Accounting Policies	Total Consolidated
Net revenue
Passenger	5,663,631	-	5,663,631	7,179	5,670,810
Cargo and other	526,207	-	526,207	(9,315)	516,892
Miles redeemed revenue	-	385,789	385,789	(345,489)	40,300

Costs	(5,356,426)	(209,419)	(5,565,845)	192,678	(5,373,167)
Net income	833,412	176,370	1,009,782	(154,947)	854,835

Operating income (expenses)
Sales and marketing	(562,412)	(29,326)	(591,738)	108,083	(483,655)
Administrative expenses	(374,372)	(23,155)	(397,527)	20,351	(377,176)
Other operating revenue, net	109,128	-	109,128	-	109,128

Finance result
Financial income	385,860	81,428	467,288	(84,545)	382,743
Financial expense	(886,544)	(58)	(886,602)	84,545	(802,057)
Exchange rate changes, net	(299,245)	(134)	(299,379)	-	(299,379)

Loss (income) before income tax and social contribution	(794,173)	205,125	(589,048)	(26,513)	(615,561)

Current and deferred income tax and social contribution	(34,780)	(63,958)	(98,738)	9,014	(89,724)

Total loss (income), net	(828,953)	141,167	(687,786)	(17,499)	(705,285)

Attributable to shareholders of the company	-	-	-	-	(748,768)
Attributable to non-controlling shareholders of the company	-	-	-	-	43,483

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

On the individual financial statements of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

30.                  Commitments

As of September 30, 2013 the Company has 140 firm orders with Boeing. These aircraft purchase commitments include estimates for the contractual price increase during the construction phase. The approximate amount of firm orders, not including the contractual discount, is R$34,394,318 (corresponding to US$15,423,461 at the reporting date) and such are segregated according to the following periods:

	09/30/2013	12/31/2012
2013	186,138	2,690,803
2014	1,680,501	2,740,256
2015	1,668,805	2,722,067
2016	1,736,343	2,821,653
After 2016	29,122,531	21,487,711
	34,394,318	32,462,490

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of September 30, 2013, in addition to the firm orders mentioned above, the Company has commitments in the amount of R$4,556,081 (corresponding to US$2,043,086 at the reporting date), related to advances for aircraft purchases to be disbursed in accordance with the following schedule:

	09/30/2013	12/31/2012
2013	35,136	283,693
2014	226,194	389,047
2015	323,388	444,920
2016	140,941	146,706
After 2016	3,830,422	2,782,181
	4,556,081	4,046,547

The installments financed by long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) correspond to approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire fleet of aircraft through a combination of operating and financial leases. As of September 30, 2013, the total leased fleet was comprised of 141 aircrafts, excluding 3 aircraft under operating leases which are in the final phase of return and finance lease 5 of Webjet, of which 95 were operating leases and 46 were recorded as finance leases. The Company has 40 financial aircraft with purchase options. During the three-month period ended on September 30, 2013, the Company received 6 aircraft based on operating lease contracts and 1 aircraft based on financial lease contracts. There was 1 operating lease aircraft returned during the period.

a)        Operating leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	09/30/2013	12/31/2012
2013	171,558	720,708
2014	539,595	520,677
2015	401,783	358,766
2016	344,121	292,357
After 2016	1,584,238	1,141,234
Total Minimum Lease Payments	3,041,295	3,033,742

b)    Sale-leaseback transactions

As of September 30, 2013, the Company recognized R$6,693 and R$3,565, as ‘Other payables’ in current and noncurrent liabilities, respectively (R$7,564 and R$8,367 as of December 31, 2012), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc in 2006, related to 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the monthly payments, 3 of these aircraft have the contractual term of 144 months and the other 5 aircraft have lease agreements over the contractual term of 120 months.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

On the same date, the Company recorded R$9,202 and R$28,596, as ‘Prepaid expenses’, in current and noncurrent assets, respectively (R$9,373 and R$35,456 as of December 31, 2012), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc of nine aircraft. During the years 2007, 2008 and 2009, these losses were deferred and are being amortized proportionally to the payments of the operational lease agreements over the contractual term of 120 months.

Additionally, during the three and nine-month period ended on September 30, 2013, the Company recorded a gain of R$42,426 and R$109,128 directly in profit or loss, respectively. These gains result from 14 aircraft received during the nine-month period and 6 aircraft received during the quarter that were subject to sale-leaseback transactions and resulted in operating leases. Given that the calculation of gains and losses on sale-leaseback will not be offset against future lease payments and the sale-leasebacks were all negotiated at fair value, the gains were recognized in profit or loss.

31.                Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of September 30, 2013 and December 31, 2012 is as follows:

	Measured at Fair Value Through Profit or Loss		Measured at Amortized Cost (a)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets
Cash and Cash Equivalents	1,629,300	775,551	-	-
Short-term Investments (c)	955,268	585,028	-	-
Restricted Cash	346,172	224,524	-	-
Derivatives Operations Assets (b)	11,504	10,696	-	-
Accounts Receivable	-	-	368,947	325,665
Deposits (d)	-	-	590,634	500,380
Other Credits	-	-	58,095	74,359
Prepayment of Hedge Premium	-	-	4,423	-

Liabilities
Loans and Financing	-	-	5,504,896	5,191,175
Suppliers	-	-	434,665	480,185
Derivatives Obligations (b)	27,653	56,752	-	-

(a)      The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 19;

(b)     The Company registered as of September 30, 2013 the amount net of R$39,416, net of taxes effects (R$68,582 as of December 31, 2012) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25 (f);

(c)      The Company manages its investments as held for trading to pay its operational expenses;

(d)     Excludes the escrow deposits, as mentioned in Note 11.

On September 30, 2013 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel Price Risk

As of September 30, 2013, fuel expenses accounted for 43% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company and its subsidiaries contract derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives; are also contracted, directly with the local supplier, future fuel deliveries to aircraft at predetermined prices.

b)  Exchange Rate Risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. Dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on September 30, 2013 and December 31, 2012 is shown below:

	Individual (BRGAAP)		Consolidated (IFRS)
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets
Cash and short-term investments	365,123	181,941	1,043,746	371,360
Trade receivables	-	-	19,243	18,347
Deposits	-	-	588,626	556,582
Hedge premium	-	-	4,423	-
Prepaid expenses with leases	-	-	33,784	15,291
Related parties transaction	-	534,262	-	-
Others	-	-	5,131	4,384
Total assets	365,123	716,203	1,694,953	965,964

Liabilities
Foreign suppliers	-	-	30.695	23,876
Short and long-term debt	1,610,215	1,511,709	2.044.926	1,584,897
Finance leases payable	-	-	2.148.120	2,052,540
Other leases payable	-	-	47.744	35,845
Provision for aircraft return	-	-	315.839	312,411
Related parties	108,359	493,918	-	-
Total liabilities	1,718,574	2,005,627	4.589.344	4,009,569
Exchange exposure in R$	1,353,451	1,289,424	2.894.391	3,043,605

Obligations not comprise in balance sheet
Future obligations resulting from operating leases	-	-	3.041.295	3,033,742
Future obligations resulting from firm aircraft orders	34,394,318	32,462,490	34.394.318	32,462,490
Total	34,394,318	32.462.490	37.435.613	35,496,232

Total exchange exposure R$	35,747,769	32.462.490	40.330.004	38,539,837
Total exchange exposure US$	16,030,390	16.516.718	18.085.204	18,859,720
Exchange rate (R$/US$)	2.2300	2.0435	2.2300	2.0435

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor and local debt.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of September 30, 2013, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 15 days and of financial debt, excluding perpetual bonds, was 4.7 years.

f)  Capital management

The table below shows the financial leverage rate as of September 30, 2013 and December 31, 2012:

	Consolidated (IFRS)
	09/30/2013	12/31/2012
Shareholder’s equity (b)	634,371	732,828
Cash and cash equivalents	(1,629,300)	(775,551)
Restricted cash	(346,172)	(224,524)
Short-term investments	(955,268)	(585,028)
Short- and long-term debts	5,504,896	5,191,175
Net debt (a)	2,574,156	3,606,072
Leverage ratio (a)/(b)	406%	492%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2012	12,864	-	(54,749)	-	(41,885)
Fair value variations:
Gains (losses) recognized on results	(9,948)	(31,057)	1,452	(19,558)	(59,111)
Gains (losses) recognized in other comprehensive income	(3,407)	-	31,775	-	28,368
Payments (cash receipts) during the period	17,955	6,137	(12,181)	-	11,911
Asset (liability) as of September 30, 2013 (*)	17,464	(24,920)	(33,703)	(21,322)	(60,717)

Movement of other comprehensive results	Fuel	Foreign Currency	Interest rate	Total

Balance as of December 31, 2012	1,389	-	(69,971)	(68,582)
Fair value adjustments during the period	(3,407)	-	31,775	28,368
Recycled to profit or loss (b)	7,159	-	8,664	15,823
Tax effect	(1,276)	-	(13,749)	(15,025)
Balance as of September 30, 2013	3,865	-	(43,281)	(39,416)

Effects on result (a+b)	(2,789)	(31,057)	10,116	(23,730)

Operational income	(3,777)	-	-	(3,777)
Financial income (expense)	988	(31,057)	10,116	(19,953)

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

* Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$48,992 of liabilities related to hedges held in an exclusive fund.

The Company and its subsidiaries adopt hedge accounting. On September 30, 2013, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i. Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii. Derivative financial instruments not designated as hedge

The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

iii. Derivative equity instruments

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These options are exercisable for a period of 12 months from the date of the settlement of the offer on May 02, 2013, and the number of Smiles S.A.’ shares is equivalent to 20% (twenty percent) of the investment already realized by G.A. and is based on the same price per share as determined in the Offer, adjusted from the date of the settlement of the Offer to the date of exercise of the option based on the variation of CDI. The Company used the Black & Scholes methodology for the calculation of the fair value of the transaction and recorded, as a result, a loss of R$19,558 shown as a "Loss on Derivative Transactions" on September 30, 2013. The corresponding entry, registered in liabilities as "Derivatives Obligations" will be registered in equity when the exercise of the options by G.A. occurs. Whilst not exercised, any and all rights attributable to the shares related to the options in question are owned by the Company, regardless of the date on which the payment or settlement will occur.

Hedge activities

a)   Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of September 30, 2013, the Company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as a “cash flow hedge accounting” of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance on:	09/30/2013	12/31/2012
Fair value at end of the period (R$)	17,464	12,864
Volume hedged for future periods (thousand barrels)	1,487	1,849
Volume engaged for future periods (thousand barrels)	2,379	2,958
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	3,865	1,389

	Three-month Period Ended on		Nine-month Period Ended on
Period ended on:	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Hedge gains recognized in operating costs (R$)	-	1,843	(3,777)	(6,674)
Hedge gains recognized in financial income (expenses)(R$)	13,464	47,041	988	(2,929)
Total earnings (losses) (R$)	13,464	48,884	(2,789)	(9,603)

	4Q13	1Q14	2Q14	3Q14	Total 12M	4T14 - 1T15
Percentage of fuel exposure hedged	20%	15%	11%	7%	13%	4%
Notional amount in barrels (thousands)	786	592	393	274	2,045	334
Future rate agreed per barrel (US$) *	105.94	105.51	104.55	103.79	105.26	103.78
Total in Brazilian Reais **	185,690	139,291	91,629	63,416	480,025	77,298

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

* Weighted average between call strikes.

** The exchange rate as of 09/30/13 was R$2.2300/US$1.00.

b)        Foreign exchange hedge

As of September 30, 2013, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on September 30, 2013 and December 31, 2012, are presented below:

	09/30/2013	12/31/2012
Fair value at the end of period (R$)	(24,920)	-
Volume hedged for future periods (US$)	760,000	368,250

	Three-month period ended on		Nine-month period ended on
Period Ended on:	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Gains recognized in financial income (R$)	(52,430)	(1,349)	(31,057)	56,787

	4Q13	1Q14	2Q14	3Q14	Total 12M
Percentage of cash flow exposure	70%	41%	22%	-	33%
Notional amount (US$)	403,250	236,750	120,000	-	760,000
Future rate agreed (R$)	2.2975	2.2453	2.2201	-	2.2690
Total in Brazilian Reais	926,467	531,575	266,412	-	1,724,440

Since March, 2012 the Company and its subsidiaries do not have currency swaps (USD x CDI). The table below shows the amounts recognized in financial result related to these transactions:

	Nine-month Period Ended on
Period ended:	09/30/2013	09/30/2012
Losses recognized in financial expenses	-	(4,211)

c)        Interest Rate Hedges

As of September 30, 2013, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at:	09/30/2013	12/31/2012
Fair value at the end of the period (R$)	(33,703)	(56,752)
Nominal value at the end of the period (US$)	1,430,550	278,058
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(43,281)	(69,971)

Period ended on:	Three-month period ended on		Nine-month period ended on
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Gains (losses) recognized in financial income (expenses) (R$)	7,610	(1,934)	933	(4,054)

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

As of September 30, 2013 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Closing Balance at:	09/30/2013	12/31/2012
Fair value at the end of the period (R$)	-	2,003
Nominal value at the end of the period (US$)	-	82,100

	Three-month period ended on		Nine-month period ended on
Period Ended on:	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Gain (Loss) recognized in financial income (expense) (R$)	(9,597)	-	9,183	(123)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of September 30, 2013 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

I) Foreign exchange risk

As of September 30, 2013, the Company has a currency exposure of US$1,353,451 (see note 31-b). On this date, the exchange rate adopted was R$2.2300/US$, corresponding to the closing rate of the month by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Instrument	Risk	Exposed Values	Possible Adverse Scenario	Remote Adverse Scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,353,451)	(338,363)	(676,726)

		Dollar	2.7875	3.3450

Consolidated

I) Fuel risk fator

As of September 30, 2013, the Company holds derivative contracts for oil WTI, Brent and Heating Oil, totaling 3,379 thousand barrels, maturing from October, 2013 to January 2015. The likely scenario for the Company is the market curve Brent prices which, on this date and for the first Future was US$108.37/bbl.

Risk	Exposed Values	Remote Adverse Scenario	Possible Adverse Scenario
		-50%	-25%
Drop in the Oil Prices (*)	17,464	(131,860)	(60,201)

	Brent	US$ 54.19/bbl	US$ 81.28/bbl

II) Foreign exchange risk factor

As of September 30, 2013, the Company holds Dollar derivative contracts on a notional value of US$760,000 with maturity on October and November, 2013, and a net exchange exposure liability of R$2,892,371 (see Note 31-b). On this date, the Company adopted the closing exchange rate of R$2.2300/US$ as likely scenario, and recorded the impact of the change of 25% and 50% over the current rate, as shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$ 1,1150/USD	R$ 1,6725/USD	R$ 2,7875/USD	R$ 3,3450/USD
Liabilities, net	(2,892,371)	1,446,186	723,093	(723,093)	(1,447,186)
Derivative	(24,920)	(698,536)	(349,268)	349,268	698,536
	(2,917,291)	747,650	373,825	(373,825)*	(747,650)*

* Negative values correspond to net losses expected in the case of Dollar appreciation.

III) Interest risk factor

As of September 30, 2013, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on quarterly interest of the exposed values as of September 30, 2013 (see Note 19), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Financial investments - Short and Long-term debt, net	Increase (for the debt)/Decrease (for the financial investment) in the CDI rate	(200,494)	(11,310)	(22,621)
Derivative	Decrease in the Libor rate	(33,703)	(232,992)	(465,985)

IFRS

Besides the sensitivity analysis based on the above mentioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s Management as of September 30, 2013 and December 31, 2012, based on the scenarios described above:

Fuel:	Position as of September 30, 2013		Position as of December 31, 2012
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(259)	(145)	(368)	(217)
(10)	259	167	368	240

Foreign exchange - USD:	Position as of September 30, 2013		Position as of December 31, 2012
Appreciation/ (devaluation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(340)	(225)	(479)	(316)
(10)	340	225	479	316

Interest rate - libor:	Position as of September 30, 2013		Position as of December 31, 2012
Increase/(decrease) in libor (percentage)	Effect on income before tax (R$ million)	Effect on Equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	-	61	(1)	5
(10)	-	(61)	1	(5)

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)                       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)                      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)                       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2013 and December 31, 2012:

	09/30/2013		12/31/2012
Financial Instrument	Book value 09/30/2013	Other significant observable factors (level 2)	Book value 12/31/2012	Other significant observable factors (level 2)

Cash equivalents	1,629,300	1,629,300	775,551	775,551
Short-term investments	955,268	955,268	585,028	585,028
Restricted cash	346,172	346,172	224,524	224,524
Liabilities from derivative transactions	27,653	27,653	56,752	56,752
Rights on derivative transactions	11,504	11,504	10,696	10,696

32.         Non-cash transactions

Individual

In May 2013 there were capital contributions through a public offering of shares of Smiles SA in the amount of R$1,095,953, of which, as mentioned in Note 15, the Company recorded a gain of R$611,042 on the sale of the shares.

Consolidated

GOLLINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON SEPTEMBER 30, 2013

The Individual and Consolidated Interim Financial Information as of September 30, 2013 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 11, 2013.

  (In thousands of Brazilian reais - R$, except when indicated otherwise.)

On September 30, 2013, the Company increased its property, plant and equipment in the amount of R$166,645, of which R$79,894 was represented by the addition of an aircraft under the classification of leases and R$86,751 related to an increase of the provision for aircraft return. These transactions did not affect its cash position during the nine-month period ended on September 30, 2013.

33.       Insurance

As of September 30, 2013, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In Dollar
Guarantee – hull/war	10,567,352	4,738,723
Civil liability per event/aircraft (*)	1,672,500	750,000
Inventories (base and transit) (*)	312,200	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

34.       Subsequent events

On October 8, 2013, the Company’ subsidiary Smiles S.A. signed an investment agreement for the acquisition of 25% of the capital of Netpoints,  that operates in the customers loyalty program of retail stores, in the amount of R$25,000. The payment of the subscribed capital will be in 4 (four) equal installments, being the first portion payment on the date of the transaction’s termination and the remaining portions payments quarterly. The payment had not yet been made by the filing date of this Quarterly Information - ITR. The transaction provides the option of acquiring 50% plus one share of Netpoints, which may be exercised after the end of 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.